
Bank



Kentucky Bancshares, Inc.





FINANCIAL HIGHLIGHTS

Kentucky Bancshares, Inc.	**2007**	2006	2005	2004
Assets ($ thousands)	**$ 630,939**	$ 629,542	$ 572,750	$ 528,544
Net Income ($ thousands)	**$ 6,586**	$ 6,486	$ 5,820	$ 5,762
Per Share Results				
Earnings (assuming dilution)	**$ 2.30**	$ 2.34	$ 2.16	$ 2.07
Dividend	**$ 1.08**	$ 1.00	$ .92	$ .84

Annual Meeting

The annual meeting of Kentucky Bancshares, Inc. will be held Wednesday, May 14, 2008 at 11:00 A.M. in the corporate headquarters.

Investor Information

Any individual may request a copy of the Corporation's 2007 Form 10-K Report by writing to Investor Relations at the Corporate Headquarters.

Shareholder Information

Corporate Headquarters

Kentucky Bancshares, Inc.
339 Main Street
Paris, Kentucky 40361
859-987-1795
www.kybank.com

Transfer, Registrar and Dividend Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948
rtco.com

Acquiring Stock

Kentucky Bancshares common stock is available through your broker or Kentucky Bank's Wealth Management Department. We are listed on the Over-The-Counter Bulletin Board, symbol KTYB.



DEAR SHAREHOLDERS:



This past year has brought a magnitude of changes to the banking industry. Following several years of solid growth in the national economy, significant issues developed in 2007. Sub-prime mortgage loans received quite a bit of press coverage. These are loans made to individuals with a substandard credit rating. Although we do not engage in the practice of sub-prime lending, the decline in the mortgage industry has broad reaching economic effects. Falling real estate prices, foreclosures on residential mortgage loans, decreased opportunity for real estate agents, builders and developers all caused additional strain on the economy. When these types of difficulties impact our economy, the financial institutions that provide financing to these customers can sometimes be affected as well.

The Federal Deposit Insurance Corporation reports statistics for the entire U.S. banking industry. In the third quarter of 2007, loan loss provisions by all banks in aggregate surged to a 20 year high. For the fourth quarter, industry earnings fell nearly 25% from the prior year. Return on assets was the lowest industry wide since 1992. By year-end bank stocks traded on national exchanges had fallen significantly. All of these factors are indicative of the above mentioned trends in our economy.

It is important to understand this very difficult environment and its effect on the 2007 financial results of Kentucky Bancshares. Earnings per share (fully diluted) fell slightly to $2.30 from $2.34 the prior year. Our loan loss provision was $1 million last year vs. $475,000 in 2006. Asset size was essentially unchanged at $630 million. As the economy stagnated in 2007, we placed extra emphasis on credit quality. As a result, the size of our loan portfolio shrank from $444 million to $417 million. During this challenging time, management feels it is important to stress caution and careful business practices.

The foundation of our business is strong, and because of that strength we are planning ahead to a time when our growth opportunities will return to our normal expectations. In Paris, we moved our downtown bank lobby into a renovated facility with ample customer parking and drive-in capacity. Construction is complete on our new building in Morehead. This office opened in March 2008, giving us a second location in this growing market. Plans are being made to construct a new branch office in Nicholasville in 2008. These new offices combined with our other current branches, reinforce our belief that we are well located in key communities and likely to prosper in the long run. By offering premier customer service, attractive facilities, a multitude of loan products and a full array of convenient, electronic services, we will continue to be a strong financial institution.

Your board of directors has been a great source of direction and counsel to our management team. Additionally, your company has a regional advisory board of directors in each of our communities that provides invaluable insight into those markets.

We believe that Kentucky Bancshares, Inc. is positioned to deal with the short term challenges that face our economy, and as a result we will be poised to take advantage of the long term opportunities that will present themselves in the future.

As always we thank you, the shareholders, for your continued investment and support.

Louis Prichard

Louis Prichard
President & CEO
Kentucky Bancshares, Inc.

FOOTPRINT


Kentucky
Bank

We continue to build upon the elements that have contributed to our success for over 150 years. As we have grown and pursued new markets and opportunities, we have remained committed to delivering a consistent level of service with each customer opportunity. Delivering exceptional, timely service will allow us to fully develop our client base and establish an increased presence in the markets we serve. Serving our clients extends well beyond financial transactions. In the markets we serve, it means being active, contributing members of those communities. Currently we are located in eight Kentucky Counties with fifteen branch offices.

FUTURE

Our goals include not only acquiring new clients and expanding market share, but also enhancing our relationships with our current client base. By making more products and services available to our clients, we are adding value to their banking experience. This approach will focus on increasing our household penetration with our clients, improving retention, and helping them achieve their specific financial goals. Providing premier customer service also means providing the most up to date advances in technology. We were able to offer new products and services to our clients and plan to continue developing this important delivery option for our markets.



WEALTH MANAGEMENT

Our Wealth Management business continues to grow its revenues and assets under management. We have a very capable team of professionals who understand that our goal is to provide investment management, estate planning, trust, and full service brokerage services in a fiduciary manner that focuses on the long term best interest of our clients.

LENDING

The past year was a time to be cautious and proceed with extra diligence in lending decisions. That time allowed us the opportunity to develop new loan products and procedures. We believe the adjustments we made in 2007 will allow us to deliver a better lending environment for our borrowers in the future. Our Commercial Lending department is an experienced team with varied specialties, which allow us to provide the best resources and options for specific and unique opportunities. Our Consumer Lenders are involved in their respective communities and are very responsive to our customers' needs. We look forward to 2008 and our involvement in development in every community we serve.


Georgetown
Versailles
Paris
North Middletown
Morehead
Sandy Hook
Fayette
Lexington
Winchester
Nicholasville
Kentucky Bank Communities

OFFICERS - 2007

Senior Management
Louis Prichard, President, CEO
Brenda Bragonier, VP, Director of Marketing and Human Resources
Gregory J. Dawson, VP, Chief Financial Officer
Norman J. Fryman, Sr. VP, Director of Sales and Service
Clark Nyberg, VP, Director of Wealth Management
Martha Woodford, VP, Director of Operations

Accounting
Gregory J. Dawson, VP, Chief Financial Officer
Brenda Berry, AVP, Senior Accountant
Janice Hash, AVP, Senior Accountant/Purchasing

Commercial Lending
Darren Henry, VP, Director of Commercial Lending
Benjamin Caudill, VP, Commercial Lender
R.W. Collins, VP, Commercial Lender
Ken DeVasher, VP, Commercial Lender
Shane Foley, VP, Commercial Lender
A. J. Gullett, VP, Commercial Lender
George Wilder, VP, Commercial Lender

Compliance
Lydia Sosby, VP, Compliance Officer
Sherry Griffith, BSA/Security Officer

Credit Administration
Norman J. Fryman, Sr. VP, Director of Sales and Service
Catherine Hill, VP, Head of Collections
Shawn King, Sr. Credit Analyst
Carolyn Wilkins, AVP, Overdraft Management Officer
Arnita Willoughby, AVP, Secondary Market Professional

Human Resources
Brenda Bragonier, VP, Director of Marketing and Human Resources
Christopher J. LeMaster, Director of Training
Judith Taylor, VP, Human Resources Manager

Operations
Martha Woodford, VP, Director of Operations
Karen Anderson, Electronic Banking Officer
Melinda Biddle, AVP, Core Business Officer
Patricia Carpenter, AVP, Software Administrator
Cynthia Criswell, Data Processing Officer
Perry Ingram, VP, Network Manager
Jane Mogge, Document Management Officer
Donald Roe, AVP, Sr. Data Processing Officer

Risk Management
Heather Barger, VP, Director of Risk Management
Robbie Cox, Senior Auditor

Wealth Management
Clark Nyberg, VP, Director of Wealth Management
Rebecca Combs, Financial Consultant
James Gray, Financial Consultant
Dixie Fite, Personal Trust Officer
Jan Worth, VP, Sr. Personal Trust Officer

Bourbon County
Nancye Fightmaster, VP, Regional Manager
Wallis Brooks, AVP, Branch Manager/CRA
Rhonda Brown, Sr. Consumer Lender
Lisa Highley, Consumer Lender
Susan Lemons, AVP, Branch Manager/Consumer Lender

Clark County
Nicholas Carter, VP, Regional Manager
Kathy Newkirk, Sr. Consumer Lender
Teresa Shimfessel, AVP, Branch Manager/Consumer Lender
Brandon Sumpter, Sr. Consumer Lender

East Kentucky
William Hough, VP, Regional Manager
Cynthia Faulkner, AVP, Branch Manager/Consumer Lender
Eulah Gray, Consumer Lender
Sherry Mathis, AVP, Branch Manager/Consumer Lender
Tammy Stegall, Consumer Lender

Harrison County
Pam Slone, VP, Regional Manager
Dreama Harris, AVP, Sr. Consumer Lender
Joyce Rainey, Consumer Lender

Jessamine County
Brandon Eason, VP, Regional Manager
Deborah Hamilton, Consumer Lender

Scott County
Pamela Jessie, VP, Regional Manager
Sharon Whitlock, Branch Manager/Consumer Lender

Woodford County
Duncan Gardiner, VP, Regional Manager
Alberta Carmickle, Consumer Lender







Board of Directors

William M. Arvin
Attorney

B. Proctor Caudill, Jr.
Special Projects Manager,
Kentucky Bank

Henry Hinkle
President,
Hinkle Contracting Corporation

Theodore Kuster
Westview-Hillside Farms

Betty J. Long
Retired President,
First Federal Savings of Cynthiana

Ted McClain
Agent,
Hopewell Insurance Company

Louis Prichard
President, CEO,
Kentucky Bank

Edwin S. Saunier
President,
Saunier North American, Inc.

Robert G. Thompson
Farmer, Thoroughbred Breeder,
Snowhill Farm

Woodford Van Meter
Ophthalmologist

Buckner Woodford IV
Chairman,
Kentucky Bank

Regional Directors

BOURBON

Proctor W. Blair
Partner,
Ludwig, Blair and Bush, PLLC

Lonnie Conley
Businessman

Allyson Eads
Co-owner, Eads Hardware

Rodes Shackelford Parrish
President,
Clay Ward Agency

CLARK

Mary Beth Hendricks
Director, Clark County Child Support Services

Donald Pace
Executive Director,
Central Kentucky Educational Co-op with UK

John Roche
Optician

Edwin S. Saunier
President,
Saunier North American, Inc.

EAST KENTUCKY

Rep. Rocky Adkins
Majority Floor Leader,
House of Representatives

Tod A. Barhorst
President,
Abner Construction

G.R. (Sonny) Jones
VP, CFO,
St. Claire Regional Medical Center

Madonna Weathers
VP, Student Life
Morehead State University

HARRISON

K. Bruce Florence
Director,
Licking Valley College

Betty J. Long
Retired President,
First Federal Savings of Cynthiana

Brad Marshall
Farmer, Owner,
Marshall's Tractor Supply

Joel Techau
CEO, Techau, Inc.

Gerry Whalen
Broker,
Whalen and Company



JESSAMINE

William M. Arvin
Attorney

Dan Brewer
President, CEO,
Blue Grass Energy

Tom Buford
State Senator

Eva McDaniel
Jessamine County Clerk

Jonah Mitchell
President,
Jonah Mitchell Real Estate and Auction

SCOTT

Dr. Gus Bynum
Physician

Mike Hockensmith
Owner and President,
The Hockensmith Agency, Inc.

R. C. Johnson, Jr.
Owner and President,
Johnson's Funeral Home

George Lusby
County Judge Executive

Everette Varney
Former Mayor

WOODFORD

Loren Carl
District Coordinator,
Congressman Ben Chandler

James Kay
Businessman, Farmer

Tricia N. Kittinger
Circuit Clerk,
Woodford County

Robert Richardson
Farmer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007
or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File Number: 33-96358

KENTUCKY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kentucky	61-0993464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 157, Paris, Kentucky 40362-0157
Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (859)987-1795

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the registrant is not required to file reports to Section 13 or Section 15(d) of the Exchange Act. Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [___]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer _ Accelerated filer _ Non-accelerated filer X

Aggregate market value of voting stock held by non-affiliates as of June 30, 2007 was approximately $67.5 million. For purposes of this calculation, it is assumed that the Bank's Trust Department, directors, executive officers and beneficial owners of more than 5% of the registrant's outstanding voting stock are affiliates.

Number of shares of Common Stock outstanding as of March 5, 2008: 2,850,590.

PART I

Item 1. Business

General

Kentucky Bancshares, Inc. ("Company" or "Kentucky") is a bank holding company headquartered in Paris, Kentucky. The Company was organized in 1981 and is registered under the Bank Holding Company Act of 1956, as amended ("BHCA") and the Home Owners Loan Act of 1933, as amended ("HOLA").

The Company conducts its business in the Commonwealth of Kentucky through one banking subsidiary, Kentucky Bank.

Kentucky Bank is a commercial bank and trust company organized under the laws of Kentucky. Kentucky Bank has its main office in Paris (Bourbon County), with additional offices in Paris, Cynthiana (Harrison County), Georgetown (Scott County), Morehead (Rowan County), Nicholasville (Jessamine County), North Middletown (Bourbon County), Sandy Hook (Elliott County), Versailles (Woodford County), Wilmore (Jessamine County) and Winchester (Clark County). The deposits of Kentucky Bank are insured up to prescribed limits by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC").

On July 6, 2007, Kentucky Bank acquired Peoples Bancorp of Sandy Hook, Inc. and its subsidiary bank, Peoples Bank, with offices in Sandy Hook and Morehead, Kentucky.

The Company had total assets of $631 million, total deposits of $486 million and stockholders' equity of $59 million as of December 31, 2007. The Company's principal executive office is located at 339 Main Street, Paris, Kentucky 40361, and the telephone number at that address is (859) 987-1795.

Business Strategy

The Company's current business strategy is to operate a well-capitalized, profitable and independent community bank with a significant presence in Central and Eastern Kentucky. Management believes the optimum way to grow the Company is by attracting new loan and deposit customers within its existing markets through it product offerings and customer service. Management continues to consider opportunities for branch expansion and will also consider acquisition opportunities that help advance its strategic objectives.

Lending

Kentucky Bank is engaged in general full-service commercial and consumer banking. A significant part of Kentucky Bank's operating activities include originating loans, approximately 71% of which are secured by real estate at December 31, 2007. Kentucky Bank makes commercial, agricultural and real estate loans to its commercial customers, with emphasis on small-to-medium-sized industrial, service and agricultural businesses. It also makes residential mortgage, installment and other loans to its individual and other non-commercial customers.

Loan Rates: Kentucky Bank offers variable and fixed rate loans. Loan rates on variable rate loans generally adjust upward or downward based on changes in the loan's index. Rate adjustments on variable rate loans are made from 1 day to 5 years. Variable rate loans may contain provisions that cap the amount of interest rate increases or decreases over the life of the loan. In addition to the lifetime caps and floors on rate adjustments, loans secured by residential real estate may contain provisions that limit annual increases at a maximum of 200 basis points. There is usually no annual limit applied to loans secured by commercial real estate.

Credit Risk: Commercial lending and real estate construction lending, generally includes a higher degree of credit risk than other loans, such as residential mortgage loans. Commercial loans, like other loans, are evaluated at the time of approval to determine the adequacy of repayment sources and collateral requirements. Collateral requirements vary to some degree among borrowers and depend on the borrower's financial strength, the terms and amount of the loan, and collateral available to secure the loan. Credit risk results from the decreased ability or willingness to pay by a borrower. Credit risk also results when a liquidation of collateral occurs and there is a shortfall in collateral value as compared to a loans outstanding balance. For construction loans, inaccurate initial estimates of a project's costs and the property's completed value could weaken the Company's position and lead to the property having a value that is insufficient to satisfy full payment of the amount of funds advanced for the property. Secured and unsecured consumer loans generally are made for automobiles, boats, and other motor vehicles. In most cases loans are restricted to the subsidiaries' general market area.

Other Products: Kentucky Bank offers its customers a variety of other services, including checking, savings, money market accounts, certificates of deposits, safe deposit facilities, a credit card and other consumer-oriented financial services. Kentucky Bank has Internet banking, including bill payment available to its customers at www.kybank.com. Through its Wealth Management Department, Kentucky Bank provides brokerage services, annuities, life and long term care insurance, personal trust and agency services (including management agency services).

Competition and Market Served

Competition: The banking business is highly competitive. Competition arises from a number of sources, including other bank holding companies and commercial banks, consumer finance companies, thrift institutions, other financial institutions and financial intermediaries. In addition to commercial banks, savings and loan associations, savings banks and credit unions actively compete to provide a wide variety of banking services. Mortgage banking firms, finance companies, insurance companies, brokerage companies, financial affiliates of industrial companies and government agencies provide additional competition for loans and for many other financial services. Kentucky Bank also currently competes for interest-bearing funds with a number of other financial intermediaries, including brokerage firms and mutual funds, which offer a diverse range of investment alternatives. Some of the Company's competitors are not subject to the same degree of regulatory review and restrictions that apply to the Company and its subsidiary bank. In addition, the Company must compete with much larger financial institutions that have greater financial resources than the Company.

Market Served. The Company's primary market areas consist of Bourbon, Clark, Elliott, Harrison, Jessamine, Rowan, Scott, Woodford and surrounding counties in Kentucky.

Supervision and Regulation

Governing Regulatory Institutions: As a bank holding company, the Company is subject to the regulation and supervision of the Federal Reserve Board. The Company's subsidiary is subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Kentucky Office of Financial Institutions. Kentucky Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. In addition to the impact of regulation, Kentucky Bank is affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Laws Protecting Deposits: There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" or "critically undercapitalized", as such terms are defined under uniform regulation defining such capital levels issued by each of the federal banking agencies.

Consumer Regulations: In addition to the laws and regulations discussed above, Kentucky Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Fair Housing Act and the Fair and Accurate Transactions Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans. These laws also limit Kentucky Bank's ability to share information with affiliated and unaffiliated entities. The bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing business operations.

Dividend Restrictions: There are various legal and regulatory limits on the extent to which the Company's subsidiary bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. Dividends paid by the subsidiary bank have provided substantially all of the Company's operating funds, and this may reasonably be expected to continue for the foreseeable future.

Employees

At December 31, 2007, the number of full time equivalent employees of the Company was 204.

Nature of Company's Business

The business of the Company is not seasonal. The Company's business does not depend upon a single customer, or a few customers, the loss of any one or more of which would have material adverse effect on the Company. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of any governmental entity.

Available Information

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports with the Securities and Exchange Commission ("SEC") pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read and copy any material the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549 and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on its website at www.sec.gov.

Item 1A. Risk Factors

There are factors, many beyond our control, which may significantly change the results or expectations of the Company. Some of these factors are described below in the sections titled financial risk, business risk and operational risk. These risks are not totally independent of each other. Some factors affect more than one type of risk. These include regulatory, economic, and competitive environments. As part of the annual audit plan, our internal risk management department meets with management to assess these risks throughout the Company. Many risks are further addressed in other sections of this Form 10-K document.

The exercise of regulatory power may have negative impact on our results of operations and financial condition. We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on our operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, which could have a material adverse effect on the financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties.

Significant decline in general economic conditions, locally and nationally, will negatively affect the financial results of our banking operations. Our success depends on general economic conditions both locally and nationally. Most of our customers are in the Central Kentucky area. Our customers are directly impacted by the local economy, as well as the national or global economies. Local economic conditions (such as the effect of the tobacco buyout on the agricultural industry) have an impact on the demand of customers for loans, the ability of some borrowers to repay these loans and the value of the collateral securing these loans. Factors influencing general national economic conditions include the change in interest rates (particularly mortgage lending rates), oil prices, inflation, recession and unemployment. As these factors impact the overall business climate, they can have a significant effect on loan demand. Loan growth is critical to our profitability.

We face vigorous competition from banks and other financial institutions. This competition may reduce or limit our margins on banking services, reduce market share and adversely affect results of operations and financial condition. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. Additionally, we encounter competition from both de novo and smaller community banks entering the markets we are currently in. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies.

Financial Risk

Financial risk components include, but are not limited to, credit risk, interest rate risk, market risk and liquidity risk. We have adopted various policies to minimize potential adverse effects of interest rate, market and liquidity risks. However, even with these policies in place, a change in interest rates could negatively impact our results of operations or financial position.

Defaults in the repayment of loans may negatively impact our business. Credit risk is most closely associated with lending activities at financial institutions. Credit risk is the risk to earnings and capital when a customer fails to meet the terms of any contract or otherwise fails to perform as agreed. Credit risk arises from all activities where the Company is dependent on issuer, borrower, or counterparty performance, not just traditional lending activities. For example, the investment security portfolio has inherent credit risk as do counterparties in derivative contracts. Credit risk encompasses a broad range of financial institution activities and includes items reflected both on and off the balance sheet.

Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of its borrowers and the value of real estate and other assets serving as collateral for repayment of many of the loans. In determining the size of the allowance for loan losses, management considers, among other factors, the Company's loan loss experience and an evaluation of economic conditions. If these assumptions prove to be incorrect, the current allowance may not be sufficient to cover future loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in the loan portfolio. Material additions to the Company's allowance would materially decrease our net income.

Fluctuations in interest rates may negatively impact our banking business. Interest rate risk focuses on the impact to earnings and capital arising from movements in interest rates. Interest rate risk focuses on the value implications for accrual portfolios (e.g., held-to-maturity and available-for-sale portfolios) and includes the potential impact to the Company's accrual earnings as well as the economic perspective of the market value of portfolio equity. The interest rate risk is comprised of repricing risk, basis risk, yield curve risk and options risk. Repricing risk represents the risk associated with the differences in timing of cash flows and rate changes with our products. Basis risk represents the risk associated with changing rate relationships among varying yield curves. Yield curve risk is associated with changing rate relationships over the maturity structure. Options risk is associated with interest-related options, which are embedded in our products.

Changes in market factors may negatively affect the value of our investment assets. Market risk focuses on the impact to earnings and capital arising from changes in market factors (e.g., interest rates, market liquidity, volatilities, etc.) that affect the value of traded instruments. Market risk includes items reflected both on and off the balance sheet. Market risk focuses primarily on mark-to-market portfolios (e.g., accounts revalued for financial statement presentation), including trading accounts and certain derivatives.

Our inability to maintain appropriate levels of liquidity may have a negative impact on our results of operations and financial condition. Liquidity risk focuses on the impact to earnings and capital resulting from our inability to meet our obligations as they become due in the normal course of business without incurring significant losses. It also includes the management of unplanned decreases or changes in funding sources as well as managing changes in market conditions, which could affect the ability to liquidate assets in the normal course of business without incurring significant losses. Liquidity risk includes items both on and off the balance sheet.

Business Risk

Business risk is composed mainly of legal (compliance) risk, strategic risk and reputation risk.

Our results of operations and financial condition are susceptible to legal or compliance risks. Legal or compliance risk is the risk to earnings or capital arising from the impact of unenforceable contracts, lawsuits, adverse judgments, violations or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards. The risk also arises in situations where laws or rules governing certain products or activities of our customers may be ambiguous or untested. This risk is not limited to the traditional thinking that legal/compliance risk is only associated with consumer protection laws. It includes the exposure to litigation from all aspects of both traditional and nontraditional financial institution activities.

Incorrect strategic decisions may have a negative impact on our results of operations and financial condition. Strategic risk is the risk to earnings and capital arising from adverse business decisions or improper implementation of those decisions. Strategic risk focuses on more than an analysis of the written strategic plan. Its focus is on how plans, systems and implementation affect franchise value. It also incorporates how management analyzes external factors that affect the Company's strategic direction.

Adverse publicity may have a negative impact on our business. Reputation risk is the risk to earnings and capital arising from negative public opinion. This affects the ability to establish new relationships or services or to continue servicing existing relationships. Examiners will assess reputation risk by recognizing the potential effect the public's opinion could have on our franchise value.

Operational Risk

An inability to process transactions may have a negative impact on our business. Operational risk is present on a daily basis through our processing of transactions and is pervasive in all products and services provided to our customers. It can be defined as the impact to earnings and capital from problems encountered in processing transactions. Operational risk is a function of internal controls, operating processes, management information systems, and employee integrity.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The main banking office of Kentucky Bank is located at 401 Main Street, Paris, Kentucky 40361. The principal office of Kentucky Bancshares, Inc. is located at 339 Main Street, Paris, KY 40631. In addition, Kentucky Bank serves customer needs at 14 other locations. All locations offer a full range of banking services. Kentucky Bank owns all of the properties at which it conducts its business. The Company owns approximately 83,000 square feet of office space.

Note 5 to the Company's consolidated financial statements included in this report contains additional information relating to amounts invested in premises and equipment.

Item 3. Legal Proceedings

The Company and its subsidiary are from time to time involved in routine legal proceedings occurring in the ordinary course of business that, in the aggregate, management believes will not have a material impact on the Company's financial condition and results of operation.

Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

There is no established public trading market for the Company's Common Stock. The Company's Common Stock is not listed on any national securities exchange nor is it quoted on the NASDAQ system. However, it is traded on the OTC Bulletin Board under the symbol "KTYB.OB". Trading in the Common Stock has been infrequent, with retail brokerage firms making the market.
The following table sets forth the high and low closing sales prices of the Common Stock from the OTC Bulletin Board and the dividends declared thereon, for the periods indicated below:

		High	Low	Dividend
2007	Quarter 4	$34.00	$31.75	$.27
	Quarter 3	34.00	30.50	.27
	Quarter 2	30.50	29.00	.27
	Quarter 1	32.35	30.00	.27
2006	Quarter 4	$32.00	$29.50	$.25
	Quarter 3	30.00	26.65	.25
	Quarter 2	29.75	27.00	.25
	Quarter 1	30.00	29.00	.25

Note 16 to the Company's consolidated financial statements included in this report contains additional information relating to amounts available to be paid as dividends.

As of December 31, 2007 the Company had 2,849,056 shares of Common Stock outstanding and approximately 555 holders of record of its Common Stock.

The table below lists issuer purchases of equity securities.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans Or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
10/1/07 - 10/31/07	100	$32.00	100	61,221 shares
11/1/07 - 11/30/07	8,500	32.00	8,500	52,721 shares
12/1/07 - 12/31/07	1,133	31.75	1,133	51,588 shares
Total	9,733		9,733	51,588 shares

On October 25, 2000, the Company announced that its Board of Directors approved a stock repurchase program. The Company is authorized to purchase up to 100,000 shares of its outstanding common stock. On November 11, 2002, the Board of Directors approved and authorized the Company's repurchase of an additional 100,000 shares. Shares will be purchased from time to time in the open market depending on market prices and other considerations. Through December 31, 2007, 148,412 shares have been purchased, with the most recent share repurchase under the Board-approved stock repurchase program having occurred on December 31, 2007.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

At or For the Year Ended December 31 (dollars and shares in thousands)	2007	2006	2005	2004	2003
CONDENSED STATEMENT OF INCOME:					
Total Interest Income	$39,219	$35,593	$28,897	$25,846	$22,329
Total Interest Expense	19,034	16,718	11,766	9,067	7,875
Net Interest Income	20,185	18,875	17,131	16,779	14,454
Provision for Losses	1,000	475	508	840	1,300
Net Interest Income After Provision for Losses	19,185	18,400	16,623	15,939	13,154
Noninterest Income	7,936	7,236	6,495	6,547	6,707
Noninterest Expense	18,131	16,682	15,220	14,506	14,171
Income Before Income Tax Expense	8,990	8,954	7,898	7,980	5,690
Income Tax Expense	2,404	2,468	2,078	2,218	1,457
Net Income	6,586	6,486	5,820	5,762	4,233
SHARE DATA:					
Basic Earnings per Share (EPS)	$2.31	$2.35	$2.17	$2.09	$1.52
Diluted EPS	2.30	2.34	2.16	2.07	1.50
Cash Dividends Declared	1.08	1.00	0.92	0.84	0.76
Book Value	20.65	19.59	17.45	16.77	16.90
Average Common Shares-Basic	2,852	2,762	2,677	2,757	2,781
Average Common Shares-Diluted	2,862	2,774	2,692	2,777	2,827
SELECTED BALANCE SHEET DATA:					
Loans, including loans held for sale	$412,509	$439,159	$366,602	$354,294	$316,941
Investment Securities	147,750	127,891	160,652	126,767	128,790
Total Assets	630,939	629,542	572,750	528,544	500,852
Deposits	486,005	468,808	431,631	387,955	384,599
Securities sold under agreements to repurchase and other borrowings	6,735	11,327	16,838	25,593	7,285
Federal Home Loan Bank advances	63,993	80,030	66,749	59,750	53,232
Stockholders' Equity	58,844	55,281	46,546	45,027	46,057
PERFORMANCE RATIOS: (Average Balances)					
Return on Assets	1.04%	1.09%	1.08%	1.11%	1.00%
Return on Stockholders' Equity	11.59%	12.82%	12.69%	12.57%	9.31%
Net Interest Margin (1)	3.56%	3.48%	3.50%	3.60%	3.79%
Equity to Assets (annual average)	8.97%	8.48%	8.50%	8.82%	10.73%
SELECTED STATISTICAL DATA:					
Dividend Payout Ratio	46.89%	42.68%	42.30%	39.97%	50.00%
Number of Employees (at period end)	204	203	172	167	182
ALLOWANCE COVERAGE RATIOS:					
Allowance to Total Loans	1.17%	1.12%	1.16%	1.16%	1.19%
Net Charge-offs as a Percentage of Average Loans	0.26%	0.14%	0.10%	0.15%	0.43%

(1) Tax equivalent

Item 7. Management's Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and accompanying notes included as Exhibit 13. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 2007 data.

Critical Accounting Policies

The accounting and reporting policies of the Company and its subsidiary are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Significant accounting policies are listed in Note 1 in the "Notes to Consolidated Financial Statements". Critical accounting and reporting policies include accounting for loans and the allowance for loan losses. Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations.

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized on the accrual basis, except for those loans on the nonaccrual status. Interest income received on such loans is accounted for on the cash basis or cost recovery method. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgments to be made by management.

Forward-Looking Statements

This discussion contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: economic conditions (both generally and more specifically in the markets, including the tobacco market, in which the Company and its bank operate); competition for the Company's customers from other providers of financial and mortgage services; government legislation, regulation and monetary policy (which changes from time to time and over which the Company has no control); changes in interest rates (both generally and more specifically mortgage interest rates); material unforeseen changes in the liquidity, results of operations, or financial condition of the Company's customers; and other risks detailed in the Company's filings with the Securities and Exchange Commission, all of which are difficult to predict and many of which are beyond the control of the Company. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

Net income for the year ended December 31, 2007 was $6.6 million, or $2.31 per common share compared to $6.5 million, or $2.35 for 2006 and $5.8 million, or $2.17 for 2005. Earnings per share assuming dilution were $2.30, $2.34 and $2.16 for 2007, 2006 and 2005, respectively. For 2007, net income increased $100 thousand, or 1.5%. Net interest income increased $1.3 million, the loan loss provision increased $525 thousand, other income increased $700 thousand, while total other expenses increased $1.4 million. In July 2006, the Company purchased Peoples Bancorp of Sandy Hook, Inc. (Peoples Bancorp) and its subsidiary, Peoples Bank (Peoples) of Sandy Hook, to strengthen its business and grow its customer base.

For 2006, net income increased $666 thousand, or 11.4%. Net interest income increased $1.7 million, the loan loss provision decreased $33 thousand, other income increased $741 thousand, while total other expenses increased $1.5 million.

Return on average equity was 11.6% in 2007 compared to 12.8% in 2006 and 12.7% in 2005. Return on average assets was 1.04% in 2007 compared to 1.09% in 2006 and 1.08% in 2005.

Non-performing loans as a percentage of loans (including held for sale) were 1.57%, 0.59% and 0.26% as of December 31, 2007, 2006 and 2005, respectively.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the Company's largest source of revenue, on a tax equivalent basis increased from $17.7 million in 2005 to $19.5 million in 2006 and to $20.9 million in 2007. The taxable equivalent adjustment (nontaxable interest income on state and municipal obligations net of the related non-deductible portion of interest expense) is based on our Federal income tax rate of 34%.

Average earning assets and interest bearing liabilities both increased from 2006 to 2007. Average earning assets increased $28 million, or 5%. Investment securities decreased $13 million primarily due to payoff borrowing used to fund the Peoples acquisition in July 2006. Loans increased $23 million as a result of the acquisition in July 2006, offset by a slower demand during 2007. Average interest bearing liabilities increased $21 million, or 5% during this same period. This change was primarily from the acquisition less the loss of some public funds on deposit. The Company continues to actively pursue quality loans and fund these primarily with deposits and FHLB advances.

During the second half of 2004 rates started increasing and this pattern continued into the middle of 2006. Bank prime rates increased 125 basis points during 2004, another 200 basis points in 2005 and another 100 basis points in 2006. Starting in September 2007, rates have been decreasing. Bank prime rates decreased 100 basis points in 2007. As a result of this, the tax equivalent yield on earning assets increased from 6.47% in 2006 to 6.80% in 2007.

The volume rate analysis that follows, during 2007, indicates that $2.0 million of the increase in interest income is attributable to the change in volume, while the higher level of rates contributed to an increase of $1.6 million in interest income. This higher level of rates also caused an increase in the cost of interest bearing liabilities. The average rate of these liabilities increased from 3.62% in 2006 to 3.94% in 2007. In addition, the change in volume contributed to an increase of $915 thousand in interest expense, while the higher level of rates was responsible for a $1.4 million increase in interest expense. As a result, the 2007 net interest income increase is primarily attributed to increases in volume.

The volume rate analysis for 2006 that follows indicates that $3.4 million of the increase in interest income is attributable to the change in volume, while the higher level of rates contributed to an increase of $3.3 million in interest income. The rate increase also caused an increase in the cost of interest bearing liabilities. The average rate of these liabilities increased from 2.82% in 2005 to 3.62% in 2006. Based on the volume rate analysis that follows, the change in volume contributed to an increase of $1.3 million to interest expense, while the higher level of rates was responsible for a $3.7 million increase in interest expense. As a result, the 2006 net interest income increase is attributed to increases in volume.

In addition to the negative impact on net interest income that may result from the decreasing rate environment beginning in 2007 and continuing into 2008, competitive pressures on interest rates will continue and are likely to result in continued downward pressure on net interest margins.

The accompanying analysis of changes in net interest income in the following table shows the relationships of the volume and rate portions of these changes in 2007 and 2006. Changes in interest income and expenses due to both rate and volume are allocated on a pro rata basis.

	2007 vs. 2006 Increase (Decrease) Due to Change in			2006 vs. 2005 Increase (Decrease) Due to Change in		
	Volume	Rate	Net Change	Volume	Rate	Net Change
INTEREST INCOME						
Loans	$ 1,656	$ 1,073	$ 2,729	$ 3,169	$ 2,527	$ 5,696
Investment Securities	(604)	571	(33)	618	691	1,309
Federal Funds Sold and Securities Purchased under Agreements to Resell	919	9	928	(405)	90	(315)
Deposits with Banks	-	1	1	5	1	6
Total Interest Income	1,971	1,654	3,625	3,387	3,309	6,696
INTEREST EXPENSE						
Deposits						
Demand	99	(160)	(61)	204	1,345	1,549
Savings	(62)	(75)	(137)	68	214	282
Negotiable Certificates of Deposit and Other Time Deposits	1,739	1,466	3,205	351	1,754	2,105
Securities sold under agreements to repurchase and other borrowings	(750)	94	(656)	298	261	559
Federal Home Loan Bank advances	(111)	76	(35)	358	99	457
Total Interest Expense	915	1,401	2,316	1,279	3,673	4,952
Net Interest Income	$ 1,056	$ 253	$ 1,309	$ 2,108	$ (364)	$ 1,744

Average Consolidated Balance Sheets and Net Interest Analysis (dollars in thousands)

	2007			2006			2005		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
Interest-Earning Assets									
Securities Available for Sale (1)									
U.S. Treasury and Federal Agency Securities	74,648	3,727	4.99%	101,130	4,354	4.31%	92,524	3,366	3.64%
State and Municipal obligations	52,674	2,134	4.05%	41,030	1,666	4.06%	34,888	1,444	4.14%
Other Securities	8,046	510	6.34%	6,622	384	5.80%	6,085	285	4.68%
Total Securities Available for Sale	135,368	6,371	4.71%	148,782	6,404	4.30%	133,497	5,095	3.82%
Total Investment Securities	135,368	6,371	4.71%	148,782	6,404	4.30%	133,497	5,095	3.82%
Tax Equivalent Adjustment		715	0.53%		624	0.42%		614	0.46%
Tax Equivalent Total		7,086	5.23%		7,028	4.72%		5,709	4.28%
Federal Funds Sold and Agreements to Repurchase	20,735	1,030	4.97%	2,212	102	4.61%	11,471	417	3.64%
Interest-Bearing Deposits with Banks	432	19	4.40%	432	18	4.17%	321	12	3.74%
Loans, Net of Deferred Loan Fees (2)									
Commercial	46,508	3,731	8.02%	46,194	3,520	7.62%	31,151	1,958	6.29%
Real Estate Mortgage	370,699	26,802	7.23%	351,239	24,597	7.00%	321,619	20,660	6.42%
Installment	13,677	1,265	9.25%	10,698	952	8.90%	8,962	755	8.42%
Total Loans	430,884	31,798	7.38%	408,131	29,069	7.12%	361,732	23,373	6.46%
Total Interest-Earning Assets	587,419	39,933	6.80%	559,557	36,217	6.47%	507,021	29,511	5.82%
Allowance for Loan Losses	(4,935)			(4,766)			(4,401)		
Cash and Due From Banks	13,642			11,844			10,927		
Premises and Equipment	15,246			12,421			11,025		
Other Assets	21,934			17,676			15,054		
Total Assets	633,306			596,732			539,626		
LIABILITIES									
Interest-Bearing Deposits									
Negotiable Order of Withdrawal ("NOW") and Money Market Investment Accounts	117,610	3,320	2.82%	114,195	3,381	2.96%	103,625	1,832	1.77%
Savings	31,722	380	1.20%	36,425	517	1.42%	29,303	235	0.80%
Certificates of Deposit and Other Deposits	244,408	11,424	4.67%	204,649	8,219	4.02%	193,986	6,114	3.15%
Total Interest-Bearing Deposits	393,740	15,124	3.84%	355,269	12,117	3.41%	326,914	8,181	2.50%
Securities sold under agreements to repurchase and other borrowings	18,935	1,001	5.29%	33,213	1,657	4.99%	26,689	1,098	4.11%
Federal Home Loan Bank advances	70,132	2,909	4.15%	72,843	2,944	4.04%	63,918	2,487	3.89%
Total Interest-Bearing Liabilities	482,807	19,034	3.94%	461,325	16,718	3.62%	417,521	11,766	2.82%
Noninterest-Bearing Earning Demand Deposits	86,951			80,904			73,320		
Other Liabilities	6,745			3,919			2,929		
Total Liabilities	576,503			546,148			493,770		
STOCKHOLDERS' EQUITY	56,803			50,584			45,856		
Total Liabilities and Shareholders' Equity	633,306			596,732			539,626		
Average Equity to Average Total Assets	8.97%			8.48%			8.50%		
Net Interest Income		20,184			18,875			17,131	
Net Interest Income (tax equivalent) (3)		20,899			19,499			17,745	
Net Interest Spread (tax equivalent) (3)			2.86%			2.85%			3.00%
Net Interest Margin (tax equivalent) (3)			3.56%			3.48%			3.50%

Noninterest Income and Expenses

Noninterest income was $7.9 million in 2007 compared to $7.2 million in 2006 and $6.5 million in 2005. In 2007, increasing service charges and increasing gain on sale of mortgage loans account for the majority of the increase. In 2006, service charges and trust department income increased.

Securities gains were $37 thousand in 2007, $34 thousand in 2006 and $64 thousand in 2005. These are primarily attributable to rising interest rates and the related inverse relationship of interest rates and market values. Some equity gains were taken in 2006 and used to offset losses on sales of agency and municipal securities.

Gains on loans sold were $432 thousand, $290 thousand and $334 thousand in 2007, 2006 and 2005, respectively. Loans held for sale are generally sold after closing to the Federal Home Loan Mortgage Corporation. During 2007, the loan service fee income increased $25 thousand, compared to an increase of $24 thousand in 2006. Proceeds from the sale of loans were $16 million, $17 million and $19 million in 2007, 2006 and 2005, respectively. The volume of loan originations is inverse to rate changes. The volume of loan originations during 2007 was $16 million, comparable to $17 million in 2006, and $18 million in 2005.

Other noninterest income excluding security net gains and gain on sale of mortgage loans was $7.5 million in 2007, $6.9 million in 2006 and $6.1 million in 2005. Service charge income, and more particularly overdraft income, is the largest contributor to these numbers. Overdraft income was $4.6 million in 2007, $4.1 million in 2006 and $3.4 million in 2005. The increase in 2007 is primarily attributable to the Peoples acquisition in July 2006. Other income was $1.1 million in 2005, $1.1 million in 2006 and $1.4 million in 2007. The increase in 2007 is primarily attributable to a $200 thousand increase in interchange income and a $137 thousand increase in brokerage income.

Noninterest expense increased $1.5 million in 2007 to $18.1 million, and increased $1.5 million in 2006 to $16.7 million from $15.2 million in 2005. The increases in salaries and benefits from $8.5 million in 2005 to $9.6 million in 2006 and to $10.6 million in 2007 are attributable to normal salary and benefit increases, and in 2006 and 2007 to the Peoples acquisition. Bonus compensation was $38 thousand higher in 2007 compared to 2006 and $160 thousand higher in 2006 compared to 2005. The 2007 increase is from higher compensation (the percentage payout of base salaries was lower in 2007 versus 2006), while the 2006 increase is mainly a result of higher compensation and improved net income. Occupancy expense increased $126 thousand in 2006 to $2.3 million and increased $240 thousand, or 10% in 2007 to $2.6 million. The largest expense, depreciation, increased $32 thousand to $956 thousand in 2006, and increased $85 thousand to $1.0 million in 2007. Other noninterest expense increased from $4.5 million in 2005 to $4.7 million in 2006 and increased to $5.0 million in 2007. Amortization of core deposits related to the Peoples acquisition was $175 thousand in 2007, compared to $89 thousand in 2006. See Note 6 in the notes to consolidated financial statements included as Exhibit 13 for more detail of the goodwill and intangible assets.

The following table is a summary of noninterest income and expense for the three-year period indicated.

	For the Year Ended December 31 (in thousands)		
	2007	2006	2005
NON-INTEREST INCOME			
Service Charges	$ 5,495	$ 5,224	$ 4,511
Loan Service Fee Income	58	33	9
Trust Department Income	515	603	458
Investment Securities Gains (Losses),net	37	34	65
Gains on Sale of Mortgage Loans	432	290	334
Other	1,399	1,052	1,118
Total Non-interest Income	7,936	7,236	6,495
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	10,594	9,613	8,548
Occupancy Expenses	2,560	2,320	2,194
Other	4,977	4,749	4,478
Total Non-interest Expense	18,131	16,682	15,220
Net Non-interest Expense as a Percentage of Average Assets	1.61%	1.58%	1.62%

Income Taxes

The Company had income tax expense of $2.4 million in 2007 and $2.5 million in 2006 and $2.1 million in 2005. This represents an effective income tax rate of 26.7% in 2007, 27.6% in 2006 and 26.3% in 2005. The difference between the effective tax rate and the statutory federal rate of 34% is primarily due to tax exempt income on certain investment securities and loans.

Balance Sheet Review

Assets grew slightly from $630 million at December 31, 2006 to $631 million at December 31, 2007. Loan decline was $27 million in 2007. Deposits grew $17 million and FHLB borrowings decreased $16 million. The gain in deposits of 4% is primarily from normal growth. Assets at year-end 2006 totaled $630 million compared to $573 million in 2005. In 2006, loan growth was $73 million (nearly $51 million was a result of the Peoples acquisition) and deposit growth was $37 million. The gain in deposits was primarily from $72 million obtained from the Peoples acquisition, offset by the loss of public money and a large certificate of deposit customer. See Note 15 in the notes to consolidated financial statements included as Exhibit 13 for additional information on the business combination. FHLB borrowings increased $13 million from 2005 to 2006.

Loans

Total loans (including loans held for sale) were $417 million at December 31, 2007 compared to $444 million at the end of 2006 and $371 million in 2005. Loans declined in 2007, following growth in 2006. The decline in 2007 is primarily attributable to the softening economy. The increase in 2006 is mainly attributable to improved loan demand and $51 million from the Peoples acquisition. As of the end of 2007 and compared to the prior year-end, commercial loans decreased $6.4 million, real estate construction loans decreased $2.9 million, real estate mortgage loans (including loans held for sale) decreased $19.6 million, agricultural loans increased $1.1 million and installment loans increased $.9 million. As of the end of 2006 and compared to the prior year-end, commercial loans increased $2.0 million, real estate construction loans decreased $.8 million, real estate mortgage loans (including loans held for sale) increased $45.0 million, agricultural loans increased $20.3 million and installment loans increased $6.7 million.

As of December 31, 2007, the real estate mortgage portfolio comprised 65% of total loans compared to 65% in 2006. Of this, 1-4 family residential property represented 62% in 2007 and 61% in 2006. Agricultural loans comprised 19% in 2007 and 18% in 2006 of the loan portfolio. Approximately 72% of the agricultural loans are secured by real estate in 2007 compared to 72% in 2006. The remainder of the agricultural portfolio is used to purchase livestock, equipment and other capital improvements and for general operation of the farm. Generally, a secured interest is obtained in the capital assets, equipment, livestock or crops. Automobile loans account for 36% in 2007 and 40% in 2006 of the consumer loan portfolio, while the purpose of the remainder of this portfolio is used by customers for purchasing retail goods, home improvement or other personal reasons. The commercial loan portfolio is mainly for capital outlays and business operation. Collateral is requested depending on the creditworthiness of the borrower. Unsecured loans are made to individuals or companies mainly based on the creditworthiness of the customer. Approximately 6% of the loan portfolio is unsecured. Management is not aware of any significant concentrations that may cause future material risks, which may result in significant problems with future income and capital requirements.

The following table represents a summary of the Company's loan portfolio by category for each of the last five years. There is no concentration of loans (greater than 5% of the loan portfolio) in any industry. The Company has no foreign loans or highly leveraged transactions in its loan portfolio.

Loans Outstanding

	December 31 (in thousands)				
	2007	2006	2005	2004	2003
Commercial	$ 22,924	$ 29,335	$ 27,302	$ 19,999	$ 14,278
Real Estate Construction	26,172	29,034	29,822	32,256	14,313
Real Estate Mortgage	270,749	290,324	245,326	238,661	222,342
Agricultural	80,774	79,627	59,328	57,497	56,615
Installment	15,421	15,684	8,954	9,062	12,978
Other	1,603	402	368	991	289
Total Loans	417,643	444,406	371,100	358,466	320,815
Less Deferred Loan Fees	255	256	188	10	54
Total Loans, Net of Deferred Loan Fees	417,388	444,150	370,912	358,456	320,761
Less loans held for sale	-	-	-	175	7,759
Less Allowance For Loan Losses	4,879	4,991	4,310	4,163	3,820
Net Loans	412,509	439,159	366,602	354,118	309,182

The following table sets forth the maturity distribution and interest sensitivity of selected loan categories at December 31, 2007. Maturities are based upon contractual term. The total loans in this report represent loans net of deferred loan fees, including loans held for sale but excluding the allowance for loan losses. In addition, deferred loan fees on the above schedule is netted with real estate mortgage loans on the following schedule.

Loan Maturities and Interest Sensitivity

December 31, 2007 (in thousands)

	One Year or Less	One Through Five Years	Over Five Years	Total Loans
Commercial	$ 12,702	$ 9,632	$ 590	$ 22,924
Real Estate Construction	25,950	222	-	26,172
Real Estate Mortgage	99,103	148,833	22,558	270,494
Agricultural	26,261	38,998	15,515	80,774
Installment	5,788	9,245	388	15,421
Other	1,603	-	-	1,603
Total Loans, Net of Deferred Loan Fees	171,407	206,930	39,051	417,388
Fixed Rate Loans	51,437	166,220	38,917	256,574
Floating Rate Loans	119,970	40,710	134	160,814
Total Loans, Net of Deferred Loan Fees	171,407	206,930	39,051	417,388

Mortgage Banking

The Company has been in Mortgage Banking since the early 1980's. The activity in origination and sale of these loans fluctuates, mainly due to changes in interest rates. Mortgage loan originations decreased from $18 million in 2005 to $17 million in 2006, to $16 million in 2007. Proceeds from the sale of loans were $16 million, $17 million and $18 million for the years 2007, 2006 and 2005, respectively. Mortgage loans held for sale were zero at December 31, 2007 and December 31, 2006. Loans are generally sold when they are made. The volume of loan originations is inverse to rate changes. The rate environment rose in 2005 and 2006, resulting in decreased loan originations. Declining rates toward the end of 2007, resulted in higher loan orginations in the latter portion of 2007. The effect of these changes was also reflected on the income statement. As a result, the gain on sale of mortgage loans was $432 thousand in 2007 compared to $290 thousand in 2006 and $334 thousand in 2005.

The Bank has sold various loans to the Federal Home Loan Mortgage Corporation (FHLMC) while retaining the servicing rights. Gains and losses on loan sales are recorded at the time of the cash sale, which represents the premium or discount paid by the FHLMC. The Bank receives a servicing fee from the FHLMC on each loan sold. Servicing rights are capitalized based on the relative fair value of the rights and the expected life of the loan and are included in intangible assets on the balance sheet and expensed in proportion to, and over the period of, estimated net servicing revenues. Mortgage servicing rights were $697 thousand at December 31, 2007, $746 thousand at December 31, 2006 and $802 thousand at December 31, 2005. Amortization of mortgage servicing rights was $214 thousand, $235 thousand and $254 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. See Note 4 in the notes to consolidated financial statements included as Exhibit 13 for additional information.

Deposits

Total deposits increased to $486 million in 2007, up $17 million from 2006. Noninterest bearing deposits increased $1 million, time deposits of $100 thousand and over increased $11 million, and other interest bearing deposits increased $5 million. Public funds totaled $59 million at the end of 2007 ($58 million were interest bearing), a decrease of $1 million from the end of 2006.

For 2006, total deposits increased $37 million to $469 million. Noninterest bearing deposits decreased $15 million, while time deposits of $100 thousand and over increased $6 million, and other interest bearing deposits increased $16 million. Public funds totaled $60 million at the end of 2006 ($59 million were interest bearing).

The table below provides information on the maturities of time deposits of $100,000 or more at December 31, 2007:

Maturity of Time Deposits of $100,000 of More

	At December 31, 2007 (in thousands)
Maturing 3 Months or Less	$10,127
Maturing over 3 Months through 6 Months	21,207
Maturing over 6 Months through 12 Months	26,367
Maturing over 12 Months	20,360
Total	$78,061

Borrowings

The Company utilizes both long and short term borrowings. Long term borrowing at the Bank is mainly from the Federal Home Loan Bank (FHLB). This borrowing is mainly used to fund longer term, fixed rate mortgages, as part of a leverage strategy and to assist in asset/liability management. Advances are either paid monthly or at maturity. As of December 31, 2007, $64 million was borrowed from FHLB, a decrease of $16 million from 2006. In 2007, $16 million of FHLB advances were paid and no additional advances were obtained. During 2006, $83 million of FHLB borrowing was paid, and advances were made for an additional $90 million. The remaining $7 million was obtained in the Peoples acquisition. The 2006 advances were obtained mainly to fund fixed rate loans, as detailed above. The following table depicts relevant information concerning our short term borrowings.

Short Term Borrowings

	As of and for the year ended December 31 (in thousands)		
	2007	2006	2005
Federal Funds Purchased:			
Balance at Year end	$ -	$ -	$ 1,470
Average Balance During the Year	117	8,616	3,001
Maximum Month End Balance	-	27,723	15,919
Year end rate	-	-	4.25%
Average annual rate	5.24%	5.37%	2.95%
Repurchase Agreements:			
Balance at Year end	$ 5,977	$ 9,628	$14,346
Average Balance During the Year	10,415	15,661	16,014
Maximum Month End Balance	16,073	18,372	18,072
Year end rate	4.72%	3.83%	3.18%
Average annual rate	4.18%	3.79%	3.19%
Other Borrowed Funds:			
Balance at Year end	$ 758	$ 1,699	$ 1,021
Average Balance During the Year	1,186	1,719	457
Maximum Month End Balance	2,036	8,508	1,021
Year end rate	4.79%	5.90%	4.00%
Average annual rate	5.58%	6.15%	3.10%

Contractual Obligations

The Bank has required future payments for a defined benefit retirement plan, time deposits and long-term debt. See Note 13 in the notes to consolidated financial statements included as Exhibit 13 for further information on the defined benefit retirement plan. The other required payments under such commitments at December 31, 2007 are as follows:

Contractual Obligations	Payments due by period (in thousands) Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
FHLB advances	$ 63,993	$ 15,079	$33,005	$3,039	$12,870
Subordinated debentures	7,217	-	-	-	7,217
Time deposits	245,391	187,127	51,555	5,978	731

Asset Quality

With respect to asset quality, management considers three categories of assets to merit close scrutiny. These categories include: loans that are currently nonperforming, other real estate, and loans that are currently performing but which management believes require special attention.

During periods of economic slowdown, the Company may experience an increase in nonperforming loans.

The Company discontinues the accrual of interest on loans that become 90 days past due as to principal or interest unless reasons for delinquency are documented such as the loan being well collateralized and in the process of collection. A loan remains in a non-accrual status until factors indicating doubtful collection no longer exist. A loan is classified as a restructured loan when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the interest payments at market rates. Other real estate is recorded at fair market value less estimated costs to sell. A summary of the components of nonperforming assets, including several ratios using period-end data, is shown below.

Nonperforming Assets

	At December 31 (dollars in thousands)				
	2007	2006	2005	2004	2003
Non-accrual Loans	$ 6,358	$ 2,379	$ 774	$ 1,781	$ 1,844
Accruing Loans which are Contractually past due 90 days or more	195	253	206	308	779
Restructured Loans	-	-	-	-	-
Total Nonperforming Loans	6,553	2,632	980	2,089	2,623
Other Real Estate	768	411	141	676	375
Total Nonperforming Assets	7,321	3,043	1,121	2,765	2,998
Total Nonperforming Loans as a Percentage of Loans (including loans held for sale) (1)	1.57%	0.59%	0.26%	0.58%	0.82%
Total Nonperforming Assets as a Percentage of Total Assets	1.16%	0.48%	0.20%	0.52%	0.60%
Allowance to nonperforming assets	0.67	1.64	3.84	1.51	1.27

(1) Net of deferred loan fees

Total nonperforming assets at December 31, 2007 were $7.3 million compared to $3.0 million at December 31, 2006 and $1.1 million at December 31, 2005. The increase from 2006 to 2007 is attributable to the increase in various loans being put on non-accrual and additions to other real estate. Total nonperforming loans were $6.6 million, $2.6 million, and $1.0 million at December 31, 2007, 2006 and 2005, respectively. The non-accrual loan increase from 2006 to 2007 is mainly attributable to a $2.0 million loan, a $921 thousand loan and 13 other loans greater than $100,000, but less than $245,000. All these loans are secured by real estate. The amount of lost interest on our non-accrual loans is immaterial. At December 31, 2007, loans currently performing but which management believes require special attention were not significant. The Company continues to follow its long-standing policy of not engaging in international lending and not concentrating lending activity in any one industry.

Impaired loans as of December 31, 2007 were $6.4 million compared to $2.4 million in 2006 and $800 thousand in 2005. These amounts are included in the total nonperforming and restructured loans presented in the table above. See Note 4 in the notes to consolidated financial statements included as Exhibit 13.

A loan is considered impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. The allowance for loan losses on impaired loans is determined using the present value of estimated future cash flows of the loan, discounted at the loan's effective interest rate or the fair value of the underlying collateral. The entire change in present value of expected cash flows is reported as a provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for loan losses that otherwise would be reported. The total allowance for loan losses related to these loans was $934 thousand, $553 thousand and $240 thousand on December 31, 2007, 2006 and 2005, respectively.

Loan Losses

The following table is a summary of the Company's loan loss experience for each of the past five years.

	For the Year Ended December 31 (in thousands)				
	2007	2006	2005	2004	2003
Balance at Beginning of Year	$ 4,991	$ 4,310	$ 4,163	$ 3,820	$ 3,395
Balance of Allowance for Loan Losses of Acquired Bank at Acquisition Date	-	775	-	-	363
Amounts Charged-off:					
Commercial	131	15	146	197	569
Real Estate Construction	374	28	-	-	-
Real Estate Mortgage	289	232	134	110	276
Agricultural	25	3	21	88	24
Consumer	449	365	225	293	529
Total Charged-off Loans	1,268	643	526	688	1,398
Recoveries on Amounts Previously Charged-off:					
Commercial	24	2	3	10	11
Real Estate Construction	19	-	-	-	-
Real Estate Mortgage	10	2	11	42	1
Agricultural	64	21	16	21	21
Consumer	39	49	135	118	127
Total Recoveries	156	74	165	191	160
Net Charge-offs	1,112	569	361	497	1,238
Provision for Loan Losses	1,000	475	508	840	1,300
Balance at End of Year	4,879	4,991	4,310	4,163	3,820
Total Loans (1)					
Average	430,884	408,131	361,732	338,465	290,502
At December 31	417,388	444,150	370,912	358,456	320,761
As a Percentage of Average Loans (1):					
Net Charge-offs	0.26%	0.14%	0.10%	0.15%	0.43%
Provision for Loan Losses	0.23%	0.12%	0.14%	0.25%	0.45%
Allowance as a Percentage of Year-end Loans (1)	1.17%	1.12%	1.16%	1.16%	1.19%
Beginning Allowance as a Multiple of Net Charge-offs	4.5	7.6	11.5	7.7	2.7
Ending Allowance as a Multiple of Nonperforming Assets	0.67	1.64	3.84	1.51	1.27

(1) Including loans held for sale, net of deferred loan fees

Loans are typically charged-off after being 120 days delinquent. Limited exceptions for not charging-off a loan would be well documented and approved by the appropriate responsible party or committee. The provision for loan losses for 2007 was $1 million dollars compared to $475 thousand in 2006 and $508 thousand in 2005. Net charge-offs were $1.1 million in 2007, $569 thousand in 2006 and $361 thousand in 2005. Net charge-offs to average loans were 0.26%, 0.14% and 0.10% in 2007, 2006 and 2005, respectively. Based on the quality of the loan portfolio, the loan loss provision increased $525 thousand from 2006 to 2007 and decreased slightly from 2005 to 2006. In evaluating the allowance for loan losses, management considers the composition of the loan portfolio, the historical loan loss experience, the overall quality of the loans and an assessment of current economic conditions. The recent decline in the economy has resulted in more loan losses, higher loan loss provision and declining loan quality numbers over the past year. At December 31, 2007, the allowance for loan losses was 1.17% of loans outstanding compared to 1.12% at year-end 2006 and 1.16% at year-end 2005. Management believes the allowance for loan losses at the end of 2007 is adequate to cover probable incurred credit losses within the portfolio.

The following tables set forth an allocation for the allowance for loan losses and loans by category and a percentage distribution of the allowance allocation. In making the allocation, management evaluates the risk in each category, current economic conditions and charge-off experience. An allocation for the allowance for loan losses is an estimate of the portion of the allowance that will be used to cover future charge-offs in each loan category, but it does not preclude any portion of the allowance allocated to one type of loan being used to absorb losses of another loan type.

Allowance for Loan Losses

	2007		2006		2005		2004		2003	
	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage
Commercial	$ 537	11.01%	$ 594	11.90%	$ 507	11.77%	$ 350	8.41%	$ 262	6.86%
Real Estate Construction	633	12.97%	638	12.78%	566	13.14%	566	13.60%	266	6.96%
Real Estate Mortgage	1,827	37.45%	1,806	36.19%	1,785	41.42%	1,801	43.26%	1,804	47.23%
Agricultural	1,180	24.18%	1,241	24.86%	1,023	23.74%	1,028	24.69%	995	26.05%
Consumer	702	14.39%	712	14.27%	428	9.93%	418	10.04%	493	12.91%
Total	4,879	100.00%	4,991	100.00%	4,309	100.00%	4,163	100.00%	3,820	100.00%

Loans

	2007		2006		2005		2004		2003	
	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage
Commercial	$ 22,924	5.49%	$ 29,335	6.60%	$ 27,302	7.36%	$ 19,999	5.58%	$ 14,278	4.45%
Real Estate Construction	26,172	6.27%	29,034	6.54%	29,822	8.04%	32,256	9.00%	14,313	4.46%
Real Estate Mortgage	270,494	64.81%	290,068	65.31 %	245,138	66.09%	238,651	66.58%	222,288	69.30%
Agricultural	80,774	19.35%	79,627	17.93%	59,328	16.00%	57,497	16.04%	56,615	17.65%
Consumer	15,421	3.69%	15,684	3.53%	8,954	2.41%	9,062	2.53%	12,978	4.05%
Other	1,603	0.39%	402	0.09%	368	0.10%	991	0.28%	289	0.09%
Total, Net (1)	417,388	100.00%	444,150	100.00%	370,912	100.00%	358,456	100.00%	320,761	100.00%

(1) Including loans held for sale, net of deferred loan fees

Off-balance Sheet Arrangements

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance sheet risk were as follows at year-end:

	2007	2006
Unused lines of credit	$ 65,298,282	$ 67,921,443
Commitments to make loans	1,871,000	658,000
Letters of credit	907,335	639,538

Unused lines of credit are substantially all at variable rates. Commitments to make loans are generally made for a period of 60 days or less and are primarily fixed at current market rates ranging from 5.50% to 6.50% with maturities ranging from 15 to 30 years and are intended to be sold.

Capital

As displayed by the following table, the Company's Tier I capital (as defined by the Federal Reserve Board under the Board's risk-based guidelines) at December 31, 2007 increased $3.1 million to $51.5 million. During 2007, the Company purchased 30,202 shares of its stock for $933 thousand. These repurchases partially offset the $6.6 million in net income for 2007. Stockholders' equity, excluding accumulated other comprehensive income, was $59.4 million at December 31, 2007. Included in Tier I capital is $7 million of trust preferred securities issued in August 2003. The disallowed amount of stockholders' equity is mainly attributable to the goodwill and core deposit intangible, resulting from the Peoples acquisition in 2006 and the Kentucky First acquisition in 2003(see Note 6 in the notes to consolidated financial statements included as Exhibit 13 for more information on the goodwill and core deposit intangible assets). The Company's risk-based capital and leverage ratios, as shown in the following table, exceeded the levels required to be considered "well capitalized". The leverage ratio compares Tier I capital to total average assets less disallowed amounts of goodwill.

	At December 31 (dollars in thousands)		
	2007	2006	Change
Stockholders' Equity (1)	$ 59,432	$ 56,595	$ 2,837
Trust Preferred Securities	7,000	7,000	-
Less Disallowed Amount	14,904	15,175	(271)
Tier I Capital	51,528	48,420	3,108
Allowance for Loan Losses	4,954	5,067	(113)
Other	9	5	4
Tier II Capital	4,963	5,072	(109)
Total Capital	56,491	53,492	2,999
Total Risk Weighted Assets	414,171	426,900	(12,729)
Ratios:			
Tier I Capital to Risk-weighted Assets	12.4%	11.3%	1.1%
Total Capital to Risk-weighted Assets	13.6%	12.5%	1.1%
Leverage	8.4%	7.8%	0.6%

(1) Excluding accumulated other comprehensive income.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established five capital categories for insured depository institutions under its Prompt Corrective Action Provisions. The bank regulatory agencies adopted regulations, which became effective in 1992, defining these five capital categories for banks they regulate. The categories vary from "well capitalized" to "critically undercapitalized". A "well capitalized" bank is defined as one with a total risk-based capital ratio of 10% or more, a Tier I risk-based capital ratio of 6% or more, a leverage ratio of 5% or more, and one not subject to any order, written agreement, capital directive, or prompt corrective action directive to meet or maintain a specific capital level. At December 31, 2007, the bank had ratios that exceeded the minimum requirements established for the "well capitalized" category.

In management's opinion, there are no other known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

Securities and Federal Funds Sold

Securities, classified as available for sale, increased from $127.9 million at December 31, 2006 to $147.8 million at December 31, 2007. The increase is mainly attributable to a short term increase in deposits and a decline in loans. Federal funds sold totaled $10.4 million at December 31, 2007 and $4.1 million at December 31, 2006.

Per Company policy, fixed rate asset backed securities will not have an average life exceeding seven years, but final maturity may be longer. Adjustable rate securities shall adjust within three years per Company policy. As of December 31, 2007 and 2006, the Company held no adjustable rate mortgage backed securities. Unrealized gains (losses) on investment securities are temporary and change inversely with movements in interest rates. In addition, some prepayment risk exists on mortgage-backed securities and prepayments are likely to increase with decreases in interest rates. The following tables present the investment securities for each of the past three years and the maturity and yield characteristics of securities as of December 31, 2007.

Investment Securities at market value

	At December 31 (in thousands)		
	2007	2006	2005
Available for Sale			
U.S. treasury	$ -	$ -	$ 2,974
U.S. government agencies	36,021	31,492	67,033
States and political subdivisions	59,361	44,130	37,463
Mortgage-backed			
Fixed -			
GNMA, FNMA, FHLMC Passthroughs	40,261	38,262	33,566
GNMA, FNMA, FHLMC CMO's	11,817	13,720	17,390
Total	52,078	51,982	50,956
Variable -			
GNMA, FNMA, FHLMC Passthroughs	-	-	1,081
GNMA, FNMA, FHLMC CMO's	-	-	303
Total	-	-	1,384
Total mortgage-backed	52,078	51,982	52,340
Other	290	287	842
Total	147,750	127,891	160,652

Maturity Distribution of Securities

	December 31, 2007 (in thousands)					
	One Year or Less	Over One Year Through Five Years	Over Five Years Through Ten Years	Over Ten Years	Asset Backed & Equity Securities	Total
Available for Sale						
U.S. treasury	$ -	$ -	$ -	$ -	$ -	$ -
U.S. government agencies	23,190	9,992	2,839	-	-	36,021
States and political subdivisions	1,180	7,513	16,335	34,333	-	59,361
Mortgage-backed	-	-	-	-	52,078	52,078
Equity Securities	-	-	-	-	290	290
Total	24,370	17,505	19,174	34,333	52,368	147,750
Percent of Total	16.5%	11.8%	13.0%	23.2%	35.4%	100.0%
Weighted Average Yield (1)	4.25%	4.24%	5.67%	6.41%	5.27%	5.30%

(1) Tax Equivalent yield

Impact of Inflation and Changing Prices

The majority of the Company's assets and liabilities are monetary in nature. Therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in nonmonetary assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of inflation.

Item 7A. Asset/Liability Management, Interest Rate Sensitivity, Market Risk and Liquidity

Asset/Liability management control is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards, and achieve acceptable net interest income. The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee.

Management considers interest rate risk to be the most significant market risk. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximize income.

Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. The primary tool used by management is an interest rate shock simulation model. Certain assumptions, such as prepayment risks, are included in the model. However, actual prepayments may differ from those assumptions. In addition, immediate withdrawal of interest checking and other savings accounts may have an effect on the results of the model. The Bank has no market risk sensitive instruments held for trading purposes.

The following table depicts the change in net interest income resulting from 100 and 300 basis point changes in rates. The projections are based on balance sheet growth assumptions and repricing opportunities for new, maturing and adjustable rate amounts. In addition, the projected percentage changes from level rates are outlined below along with the Board of Directors approved limits. As of December 31, 2007 the projected net interest income percentages are within the Board of Directors limits. The projected net interest income report summarizing the Company's interest rate sensitivity as of December 31, 2007 and December 31, 2006 is as follows:

Projected Net Interest Income (December 31, 2007)

Rate Change:	-300	-100	Level Rates	+100	+300
Year One (1/08 - 12/08)					
Net interest income	21,293	21,608	21,815	21,758	21,943
Net interest income dollar change	(522)	(207)	-	(57)	128
Net interest income percentage change	-2.4%	-0.9%	N/A	-0.3%	0.6%
Limitation on % Change	>-18.0%	>-6.0%	N/A	>-4.0%	>-10.0%

Projected Net Interest Income (December 31, 2006)

Rate Change:	-300	-100	Level Rates	+100	+300
Year One (1/07 - 12/07)					
Net interest income	16,102	17,505	18,064	18,557	19,374
Net interest income dollar change	(1,962)	(559)	-	493	1,310
Net interest income percentage change	-10.9%	-3.1%	N/A	2.7%	7.3%
Limitation on % Change	>-18.0%	>-6.0%	N/A	>-4.0%	>-10.0%

The numbers in 2007 show less fluctuation when compared to 2006. In 2007, year one reflected a decrease in net interest income of 0.9% compared to 3.1% projected decrease from 2006 with a 100 basis point decline. The 300 basis point increase in rates reflected a 0.6% increase in net interest income in 2007 compared to a 7.3% increase in 2006. The risk is less in 2007 due to the current status of existing interest rates and their effect on rate sensitive assets and rate sensitive liabilities. Based on the model, a decrease in rates or a 100 basis point increase in rates would result in a decrease in net interest income, and a 300 basis point increase in rates would increase net interest income.

Management measures the Company's interest rate risk by computing estimated changes in net interest income in the event of a range of assumed changes in market interest rates. The Company's exposure to interest rates is reviewed on a monthly basis by senior management and quarterly with the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the change in net interest income in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Company's assets and liabilities. If estimated changes to net interest income are not within the limits established by the Board, the Board may direct management to adjust the Company's asset and liability mix to bring interest rate risk within Board approved limits.

Liquidity risk is the possibility that the Company may not be able to meet its cash requirements. Management of liquidity risk includes maintenance of adequate cash and sources of cash to fund operations and meet the needs of borrowers, depositors and creditors. Excess liquidity generally has a negative impact on earnings resulting from the lower yields on short-term assets.

In addition to cash and cash equivalents, the securities portfolio provides an important source of liquidity. Total securities maturing within one year along with cash and cash equivalents totaled

$50.1 million at December 31, 2007. Additionally, securities available-for-sale with maturities greater than one year totaled $123.4 million at December 31, 2007. The available for sale securities are available to meet liquidity needs on a continuing basis.

The Company maintains a relatively stable base of customer deposits and its steady growth is expected to be adequate to meet its funding demands. In addition, management believes the majority of its $100,000 or more certificates of deposit are no more volatile than its core deposits. At December 31, 2007 these balances totaled $78.1 million, approximately 16% of total deposits.

The Company also relies on FHLB advances for both liquidity and asset/liability management purposes. These advances are used primarily to fund long-term fixed rate residential mortgage loans. We have sufficient collateral to borrow an additional $49 million from the FHLB at December 31, 2007.

Generally, the Company relies upon net cash inflows from financing activities, supplemented by net cash inflows from operating activities, to provide cash used in its investing activities. As is typical of many financial institutions, significant financing activities include deposit gathering, and the use of short-term borrowings, such as federal funds purchased and securities sold under repurchase agreements along with long-term debt. The Company's primary investing activities include purchasing investment securities and loan originations. Management believes there is sufficient cash flow from operations to meet investing and liquidity needs related to reasonable borrower, depositor and creditor needs in the present economic environment.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity.

A number of other techniques are used to measure the liquidity position, including the ratios presented below. These ratios are calculated based on annual averages for each year.

Liquidity Ratios

	December 31		
	2007	2006	2005
Average Loans (including loans held for sale)/Average Deposits	89.6%	93.6%	90.4%
Average Securities sold under agreements to repurchase and other borrowings/Average Assets	3.0%	5.6%	4.9%

This chart shows that the loan to deposit ratio decreased in 2007 and increased in 2006. The decrease in the ratio in 2007 compared to 2006 is mainly attributable to an increase in deposits and a decrease in loans. The increase in the ratio in 2006 compared to 2005 is mainly attributable to a larger increase in loans compared to deposits.

Item 8. Financial Statements

The consolidated financial statements of the Company together with the notes thereto and report of independent registered public accountants are contained in the Company's 2007 Annual Report to Stockholders included as Exhibit 13, and are incorporated herein by reference. No other portion of the 2007 Annual Report to Stockholders is to be deemed "filed" as part of this filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Kentucky Bancshares, Inc.
Paris, Kentucky

We have audited the accompanying balance sheets of Kentucky Bancshares, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Lexington, Kentucky
March 3, 2008

KENTUCKY BANCSHARES, INC.
Paris, Kentucky

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005

CONSOLIDATED BALANCE SHEETS
December 31

	2007	2006
ASSETS		
Cash and due from banks	$ 15,445,596	$ 14,905,672
Federal funds sold	10,361,000	4,106,000
Cash and cash equivalents	25,806,596	19,011,672
Securities available for sale	147,749,546	127,890,612
Loans	417,388,048	444,150,390
Allowance for loan losses	(4,878,732)	(4,991,277)
Net loans	412,509,316	439,159,113
Federal Home Loan Bank stock	6,468,200	6,468,200
Bank premises and equipment, net	16,323,314	14,327,050
Interest receivable	5,219,814	5,653,869
Mortgage servicing rights	696,826	745,834
Goodwill	13,116,710	13,116,710
Other intangible assets	1,787,413	2,058,149
Other assets	1,261,106	1,111,094
Total assets	$ 630,938,841	$ 629,542,303
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Non-interest bearing	$ 88,520,944	$ 87,503,263
Time deposits, $100,000 and over	78,060,572	67,255,274
Other interest bearing	319,423,702	314,049,382
Total deposits	486,005,218	468,807,919
Repurchase agreements and other borrowings	6,734,630	11,326,913
Federal Home Loan Bank advances	63,993,472	80,030,283
Subordinated debentures	7,217,000	7,217,000
Interest payable	4,983,549	3,682,785
Other liabilities	3,160,874	3,196,604
Total liabilities	572,094,743	574,261,504
Stockholders' equity		
Preferred stock, 300,000 shares authorized and unissued	-	-
Common stock, no par value; 10,000,000 shares authorized; 2,849,056 and 2,864,586 shares issued and outstanding in 2007 and 2006	12,517,029	12,474,039
Additional paid-in capital	155,553	59,375
Retained earnings	46,759,262	44,061,889
Accumulated other comprehensive income (loss)	(587,746)	(1,314,504)
Total stockholders' equity	58,844,098	55,280,799
Total liabilities and stockholders' equity	$ 630,938,841	$ 629,542,303

See Accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31

	2007	2006	2005
Interest income			
Loans, including fees	$ 31,798,307	$ 29,068,728	$ 23,373,434
Securities			
Taxable	3,810,348	4,395,404	3,388,793
Tax exempt	2,134,600	1,666,382	1,444,090
Other	1,475,831	462,333	690,660
	39,219,086	35,592,847	28,896,977
Interest expense			
Deposits	15,124,114	12,117,444	8,180,571
Repurchase agreements and other borrowings	506,835	1,162,350	603,812
Federal Home Loan Bank advances	2,908,818	2,944,217	2,487,062
Subordinated debentures	494,338	494,197	494,227
	19,034,105	16,718,208	11,765,672
Net interest income	20,184,981	18,874,639	17,131,305
Provision for loan losses	1,000,000	475,000	508,100
Net interest income after provision for loan losses	19,184,981	18,399,639	16,623,205
Other income			
Service charges	5,495,499	5,223,973	4,511,270
Loan service fee income, net	57,867	33,020	9,023
Trust department income	515,149	602,884	458,328
Securities gains (losses), net	36,556	34,259	64,395
Gain on sale of mortgage loans	432,314	290,035	333,742
Other	1,398,673	1,051,765	1,118,289
	7,936,058	7,235,936	6,495,047
Other expenses			
Salaries and employee benefits	10,593,544	9,612,798	8,547,607
Occupancy expenses	2,560,353	2,320,418	2,194,431
Amortization	270,736	184,736	95,736
Advertising and marketing	545,648	519,685	473,848
Taxes other than payroll, property and income	683,443	537,485	547,509
Other	3,477,231	3,506,589	3,361,280
	18,130,955	16,681,711	15,220,411
Income before income taxes	8,990,084	8,953,864	7,897,841
Provision for income taxes	2,404,132	2,467,810	2,077,741
Net income	$ 6,585,952	$ 6,486,054	$ 5,820,100
Earnings per share:			
Basic	$ 2.31	$ 2.35	$ 2.17
Diluted	2.30	2.34	2.16

See Accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31

	2007	2006	2005
Net income	$ 6,585,952	$ 6,486,054	$ 5,820,100
Other comprehensive income (loss)			
Unrealized gains (losses) on securities arising during the period	892,171	735,236	(1,839,887)
Reclassification of realized amount	(36,556)	(34,259)	(64,395)
Net change in unrealized gain (loss) on securities	855,615	700,977	(1,904,282)
Less: Tax impact	290,909	238,332	(647,456)
Changes related to SFAS No. 158:			
Net gain (loss)	210,941	-	-
Amortization of net gain (loss)	34,592	-	-
Total recognized in other comprehensive income	245,533		
Less: Tax impact	83,481	-	-
Comprehensive income	$ 7,312,710	$ 6,948,699	$ 4,563,274

See Accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balances, January 1, 2005	2,684,498	$ 6,818,664	$ -	$ 37,884,215	$ 323,932	$ 45,026,811
Common stock issued (including employee gifts of 75 shares)	3,375	47,595	-	-	-	47,595
Common stock purchased	(20,976)	(53,454)	-	(575,945)	-	(629,399)
Net change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	(1,256,826)	(1,256,826)
Net income	-	-	-	5,820,100	-	5,820,100
Dividends declared - $0.92 per share	-	-	-	(2,462,038)	-	(2,462,038)
Balances, December 31, 2005	**2,666,897**	**$ 6,812,805**	**$ -**	**$ 40,666,332**	**$ (932,894)**	**$ 46,546,243**
Common stock issued including tax benefit, net (including stock grants of 3,845 shares)	11,754	117,741	-	-	-	117,741
Stock compensation expense	-	-	59,375	-	-	59,375
Common stock purchased	(12,901)	(56,385)	-	(322,069)	-	(378,454)
Common stock issued in connection with Purchase of Peoples Bancorp, Inc.	198,836	5,599,878	-	-	-	5,599,878
Net change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	462,645	462,645
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	(844,255)	(844,255)
Net income	-	-	-	6,486,054	-	6,486,054
Dividends declared - $1.00 per share	-	-	-	(2,768,428)	-	(2,768,428)
Balances, December 31, 2006	**2,864,586**	**$12,474,039**	**$ 59,375**	**$ 44,061,889**	**$(1,314,504)**	**$ 55,280,799**
Common stock issued including tax benefit, net (including stock grants of 4,961 shares and employee gifts of 93 shares)	14,672	175,387	-	-	-	175,387
Stock compensation expense	-	-	96,178	-	-	96,178
Common stock purchased	(30,202)	(132,397)	-	(800,680)	-	(933,077)
Net change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	564,706	564,706
Net change related to SFAS No. 158, net of tax	-	-	-	-	162,052	162,052
Net income	-	-	-	6,585,952	-	6,585,952
Dividends declared - $1.08 per share	-	-	-	(3,087,899)	-	(3,087,899)
Balances, December 31, 2007	2,849,056	$12,517,029	$ 155,553	$ 46,759,262	$ (587,746)	$ 58,844,098

See Accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 6,585,952	$ 6,486,054	$ 5,820,100
Adjustments to reconcile net income to net cash from operating activities			
Depreciation and amortization	1,499,855	1,313,476	1,174,954
Provision for loan losses	1,000,000	475,000	508,100
Securities amortization (accretion), net	(178,289)	(14,717)	331,355
Securities (gains) losses, net	(36,556)	(34,259)	(64,395)
Originations of loans held for sale	(16,061,200)	(17,156,711)	(18,036,701)
Proceeds from sale of loans	16,493,514	17,446,746	18,545,914
Gain on sale of mortgage loans	(432,314)	(290,035)	(333,742)
Stock based compensation expense	96,178	59,375	-
Federal Home Loan Bank stock dividends	-	(342,200)	(261,600)
Losses (gain) on sale of fixed assets	(2,672)	(1,100)	(71,045)
Changes in:			
Interest receivable	434,055	(1,318,246)	(492,656)
Other assets	(315,071)	(1,906,617)	425,569
Interest payable	1,300,764	836,125	865,038
Other liabilities	(164,587)	723,683	624,374
Net cash from operating activities	10,219,629	6,276,574	9,035,265
Cash flows from investing activities			
Purchases of securities	(100,874,783)	(30,905,332)	(53,539,693)
Proceeds from sales of securities	19,323,795	42,207,571	1,323,500
Proceeds from principal payments and maturities of securities	62,762,514	53,343,210	16,159,467
Cash paid for bank acquisition	-	(2,841,873)	-
Net change in loans	25,649,797	(22,106,318)	(13,067,340)
Purchases of bank premises and equipment	(3,037,632)	(1,540,977)	(758,929)
Proceeds from sale of bank premises and Equipment	2,672	1,100	581,881
Net cash from investing activities	3,826,363	38,157,381	(49,301,114)
Cash flows from financing activities			
Net change in deposits	17,197,299	(35,102,694)	43,676,556
Net change in repurchase agreements and other borrowings	(3,892,283)	(9,380,282)	(8,755,271)
Advances from Federal Home Loan Bank	-	90,000,000	15,000,000
Payments on Federal Home Loan Bank advances	(16,010,495)	(83,074,662)	(7,902,073)
Proceeds from note payable	-	8,000,000	-
Payments on note payable	(700,000)	(7,000,000)	-
Proceeds from issuance of common stock, including options and grants, including tax benefits	175,387	117,741	47,595
Purchase of common stock	(933,077)	(378,454)	(629,399)
Dividends paid	(3,087,899)	(2,768,428)	(2,462,038)
Net cash from financing activities	(7,251,068)	(39,586,779)	38,975,370

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31

	2007	2006	2005
Net change in cash and cash equivalents	$ 6,794,924	$ 4,847,176	$ (1,290,479)
Cash and cash equivalents at beginning of year	19,011,672	14,164,496	15,454,975
Cash and cash equivalents at end of year	$ 25,806,596	$ 19,011,672	$ 14,164,496
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest expense	$ 17,733,341	$ 15,749,929	$ 10,900,634
Income taxes	2,600,000	2,498,021	1,971,443
Supplemental schedules of non-cash investing activities			
Real estate acquired through foreclosure	$ 914,000	$ 396,472	$ 391,743
Common stock issued in connection with purchase of Peoples Bancorp, Inc.	-	5,599,878	-

See Accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Kentucky Bancshares, Inc. (the Company) and its wholly-owned subsidiary, Kentucky Bank (the Bank). Intercompany transactions and balances have been eliminated in consolidation. On July 7, 2006, the Company acquired 100% of the outstanding shares of Peoples Bancorp of Sandy Hook, Inc. (Peoples), parent of Peoples Bank of Sandy Hook and Morehead in Elliott and Rowan Counties, Kentucky, as discussed in Note 15.

Nature of Operations: The Bank operates under a state bank charter and provides full banking services, including trust services, to customers located in Bourbon, Clark, Elliot, Harrison, Jessamine, Rowan, Scott, Woodford and adjoining counties in Kentucky. As a state bank, the Bank is subject to regulation by the Kentucky Office of Financial Institutions and the Federal Deposit Insurance Corporation (FDIC). The Company, a bank holding company, is regulated by the Federal Reserve.

Estimates in the Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, mortgage servicing rights and fair value of financial instruments are particularly subject to change.

Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and certain short-term investments with maturities of less than three months. Generally, federal funds are sold for one-day periods. Net cash flows are reported for loan, deposit and short-term borrowing transactions.

Securities: The Company is required to classify its securities portfolio into one of three categories: trading securities, securities available for sale and securities held to maturity. Fair value adjustments are made to the securities based on their classification with the exception of the held to maturity category. The Company has no investments classified as trading securities, or securities held to maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the settlement date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current secondary market prices, calculated on the aggregate loan basis. The Company also provides for any losses on uncovered commitments to lend or sell.

Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income on loans is recognized on the accrual basis except for those loans on a nonaccrual status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful. Interest income on mortgage and consumer loans is discontinued at the time the loan is 90 days delinquent, and interest income on commercial loans is discontinued at the time the loan is 120 days delinquent, unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. When interest accrual is discontinued, interest income received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Consumer and credit card loans are typically charged off no later than 120 days past due. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Mortgage Servicing Rights: The Bank has sold certain residential mortgage loans to the Federal Home Loan Mortgage Corporation (FHLMC) while retaining the servicing rights.

Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of mortgage loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as loan service income, net, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $271,934, $268,194 and $262,629 for the years ended December 31, 2007, 2006 and 2005. Late fees and ancillary fees related to loan servicing are not material.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Premises and Equipment: Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10.

Real Estate Acquired Through Foreclosure: Real estate acquired through foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged to operating expenses. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the year ending December 31, 2005.

Net income	
As reported	$ 5,820,100
Deduct: Stock-based compensation expense determined under fair value based method	(56,241)
Pro forma	5,763,859

	2005
Basic earnings per share	
As reported	$ 2.17
Pro forma	2.15
Diluted earnings per share	
As reported	$ 2.16
Pro forma	2.14

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Retirement Plans: Pension expense is the net of service cost, interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Goodwill: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Intangible Assets: Intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on either an accelerated or straight-line basis, over ten or fifteen years.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issuance of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Derivatives: The Company periodically enters into non-exchange traded mandatory forward sales contracts in conjunction with its mortgage banking operation. These contracts, considered derivatives, typically last 60 to 90 days and are used to offset the risk of interest rate changes between the time of the commitment to make a loan to a borrower at a stated rate and when the loan is sold. These derivatives are carried at fair value. The Company did not have any mandatory forward sales contracts at December 31, 2007 and 2006.

Adoption of New Accounting Standards: In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company's consolidated financial position or results of operations.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Statement is effective for fiscal years beginning after November 15, 2007. The impact of adoption on January 1, 2008 was not material.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Statement provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new Statement is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Operating Segments: While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated into one reportable operating segment.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

Included in cash and due from banks are certain non-interest bearing deposits that are held at the Federal Reserve or maintained in vault cash in accordance with average balance requirements specified by the Federal Reserve Board of Governors. The reserve requirement at December 31, 2007 and 2006 was $369,000 and $322,000.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

Year-end securities are as follows:

	Fair Value	Unrealized Gains	Unrealized Losses
2007			
U. S. government agencies	$ 36,020,468	$ 495,539	$ (10,085)
States and municipals	59,361,045	691,258	(661,819)
Mortgage-backed	52,077,818	218,221	(610,211)
Equity securities	290,215	20,215	-
Total	$ 147,749,546	$ 1,425,233	$(1,282,115)
2006			
U. S. government agencies	31,492,403	93,134	(124,991)
States and municipals	44,129,640	703,114	(181,988)
Mortgage-backed	51,981,681	-	(1,218,655)
Equity securities	286,888	16,888	-
Total	$ 127,890,612	$ 813,136	$(1,525,634)

The fair value of securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity are shown separately.

	Fair Value
Due in one year or less	$ 24,370,258
Due after one year through five years	17,504,764
Due after five years through ten years	19,173,452
Due after ten years	34,333,039
	95,381,513
Mortgage-backed	52,077,818
Equity	290,215
Total	$ 147,749,546

Proceeds from sales of securities during 2007, 2006 and 2005 were $19,323,795, $42,207,571 and $1,323,500. Gross gains of $180,005, $452,218 and $89,943 and gross losses of $143,449, $417,959 and $25,548, were realized on those sales, respectively. The tax provision related to these realized gains and losses was $12,429, $11,648 and $21,894, respectively.

Securities with an approximate carrying value of $112,499,000 and $108,120,000 at December 31, 2007 and 2006, were pledged to secure public deposits, trust funds, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Securities with unrealized losses at year end 2007 and 2006 not recognized in income are as follows:

2007

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government securities	$21,947,522	$ (10,085)	$ -	$ -	$ 21,947,522	$ (10,085)
States and municipals	21,940,792	(631,462)	7,054,136	(30,357)	28,994,928	(661,819)
Mortgage-backed	2,595,724	(4,834)	30,212,510	(605,377)	32,808,234	(610,211)
Total temporarily impaired	$46,484,038	$ (646,381)	$37,266,646	$ (635,734)	$ 83,750,684	$(1,282,115)

2006

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government securities	5,115,257	(9,164)	9,795,703	(115,827)	14,910,960	(124,991)
States and municipals	4,918,106	(15,531)	10,263,653	(166,457)	15,181,759	(181,988)
Mortgage-backed	-	-	40,662,549	(1,218,655)	40,662,549	(1,218,655)
Total temporarily impaired	$10,033,363	$ (24,695)	$60,721,905	$(1,500,939)	$70,755,268	$(1,525,634)

The Company evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At December 31, 2007, thirteen mortgage-backed securities have unrealized losses with aggregate depreciation of 1.8% from their amortized cost basis, and seventy seven states and municipals have unrealized losses with aggregate depreciation of 2.2% from their amortized cost basis. Management believes the declines in fair value from these and other securities are largely due to changes in interest rates. As management has the ability to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans at year-end were as follows:

	2007	2006
Commercial	$ 22,924,130	$ 29,335,344
Real estate construction	26,172,120	29,033,790
Real estate mortgage	270,494,250	290,068,211
Agricultural	80,774,195	79,627,134
Consumer	15,420,647	15,683,984
Other	1,602,706	401,927
	$ 417,388,048	$ 444,150,390

Activity in the allowance for loan losses was as follows:

	2007	2006	2005
Beginning balance	$ 4,991,277	$ 4,309,403	$ 4,163,315
Allowance from acquisition	-	775,913	-
Charge-offs	(1,268,568)	(642,664)	(526,735)
Recoveries	156,023	73,625	164,723
Provision for loan losses	1,000,000	475,000	508,100
Ending balance	$ 4,878,732	$ 4,991,277	$ 4,309,403

Impaired loans totaled $6,358,000 and $2,379,000 at December 31, 2007 and 2006. The average recorded investment in impaired loans during 2007, 2006 and 2005 was $4,253,000, $1,624,000 and $1,547,000. The total allowance for loan losses related to these loans was $934,000 and $553,000 at December 31, 2007 and 2006. Interest income on impaired loans of $121,000, $62,000 and $25,000 was recognized for cash payments received in 2007, 2006 and 2005.

Nonperforming loans were as follows:

	2007	2006
Loans past due over 90 days still on accrual	$ 195,000	$ 253,000
Nonaccrual loans	6,358,000	2,379,000

Nonaccrual loans secured by real estate make up 99% of the total nonaccruals. Management does not see further material loss related to these loans.

Nonperforming loans include impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

Certain directors and executive officers of the Company and companies in which they have beneficial ownership were loan customers of the Bank during 2007 and 2006. An analysis of the activity with respect to all director and executive officer loans is as follows:

	2007
Balance, beginning of year	$ 4,893,000
New loans	504,000
Effect of changes in composition of related parties	(92,000)
Repayments	(1,126,000)
Balance, end of year	$ 4,179,000

Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were approximately $110,175,000 and $107,766,000 at December 31, 2007 and 2006. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $388,000 and $369,000 at December 31, 2007 and 2006.

Changes in mortgage servicing rights were as follows:

	2007	2006	2005
Beginning balance	$ 745,834	$ 801,501	$ 875,633
Additions	165,059	179,507	179,474
Amortization	(214,067)	(235,174)	(253,606)
Ending balance	$ 696,826	$ 745,834	$ 801,501

The valuation allowance as of December 31, 2007 was $0, and there have been no changes in the valuation allowance over the past three years. The fair value of servicing rights was $1,107,000 and $1,121,000 at year-end 2007 and 2006. Fair value at year-end 2007 was determined using a discount rate of 10.0%, prepayment speeds ranging from 8.0% to 15.0%, depending on the stratification of the specific right, and default rates ranging from 0.1% to 0.9%. Fair value at year-end 2006 was determined using a discount rate of 9.5%, prepayment speeds ranging from 8.0% to 13.5%, depending on the stratification of the specific right, and default rates ranging from 0.1% to 0.9%.

The weighted average amortization period is 6.3 years. Estimated amortization expense for each of the next five years is:

2008	$ 180,000
2009	136,000
2010	105,000
2011	82,000
2012	64,000

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2007	2006
Land and buildings	$ 17,243,311	$ 16,554,057
Furniture and equipment	11,958,611	11,756,195
Construction projects	1,163,406	217,591
	30,365,328	28,527,843
Less accumulated depreciation	(14,042,014)	(14,200,793)
	$ 16,323,314	$ 14,327,050

Depreciation expense was $1,041,368, $956,221 and $924,564 in 2007, 2006, and 2005.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

The change in balance for goodwill during the year is as follows:

	2007	2006	2005
Beginning of year	$ 13,116,710	$ 9,110,524	$ 9,110,524
Acquired goodwill	-	4,006,186	-
Impairment	-	-	-
End of year	$ 13,116,710	$ 13,116,710	$ 9,110,524

Goodwill is not amortized but instead evaluated periodically for impairment.

Acquired intangible assets were as follows at year-end:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$5,133,403	$3,345,990	$5,133,403	$3,075,254

Core deposit intangibles of $1,477,000 were acquired during 2006 in the Peoples acquisition, as further described in Note 15 – Business Combination.

Aggregate amortization expense was $270,736, $184,736 and $95,736 for 2007, 2006 and 2005.

Estimated amortization expense for each of the next five years:

2008	$ 264,736
2009	259,736
2010	253,736
2011	243,736
2012	233,736

NOTE 7 - DEPOSITS

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$ 187,127,228
2009	47,706,515
2010	3,848,656
2011	1,082,618
2012	4,895,933

Certain directors and executive officers of the Company and companies in which they have beneficial ownership are deposit customers of the Bank. The amount of these deposits was approximately $2,632,000 and $3,994,000 at December 31, 2007 and 2006.

NOTE 8 - REPURCHASE AGREEMENTS AND OTHER BORROWINGS

Securities sold under agreements to repurchase are secured by U.S. Government securities with a carrying amount of $15,179,740 and $23,665,328 at year-end 2007 and 2006.

Repurchase agreements generally mature within one year from the transaction date and range in maturities from 1 day to 5 years. The securities underlying the agreements are maintained in a third-party custodian's account under a written custodial agreement. Information concerning repurchase agreements for 2007, 2006 and 2005 is summarized as follows:

	2007	2006	2005
Average daily balance during the year	$ 10,415,241	$ 15,660,750	$ 16,014,304
Average interest rate during the year	4.18%	3.79%	3.19%
Maximum month-end balance during the year	$ 16,072,679	$ 18,372,446	$ 18,071,544
Weighted average interest rate at year end	4.72%	3.83%	3.18%

Promissory note payable of $300,000 at December 31, 2007, has principal due at July 7, 2009, interest payable quarterly at prime less 1.75%, and is secured by 100% of the common stock of the bank.

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2007	2006
Maturities July 2008 through March 2030, fixed rates from 1.00% to 3.08%	$ 14,298,815	$ 17,226,422
Maturities January 2008 through February 2026, fixed rates from 3.58% to 4.43%	28,158,277	36,060,120
Maturities February 2008 through January 2026, fixed rates from 4.77% to 7.23%	21,536,380	26,743,741
Total	$ 63,993,472	$ 80,030,283

Advances are paid either on a monthly basis or at maturity. All advances require a prepayment penalty and certain advances are callable by the FHLB at various call dates throughout the term of the advance. Advances are secured by the FHLB stock and substantially all first mortgage residential loans.

Scheduled principal payments due on advances during the years subsequent to December 31, 2007 are as follows:

2008	$ 15,078,887
2009	26,755,335
2010	6,250,000
2011	1,434,789
2012	1,604,055
Thereafter	12,870,406
	$ 63,993,472

NOTE 10 – SUBORDINATED DEBENTURES

In August 2003, the Company formed Kentucky Bancshares, Statutory Trust I ("Trust"). The Trust issued $217,000 of common securities to the Company and $7,000,000 of trust preferred securities as part of a pooled offering of such securities. The Company issued $7,217,000 subordinated debentures to the Trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the Trust. The debentures pay interest quarterly at 7.06% for the first 5 years. Starting September 2008, the rate converts to three-month LIBOR plus 3.00 adjusted quarterly. The Company may redeem the subordinated debentures, in whole or in part, beginning September 2008 at a price of 100% of face value. The subordinated debentures must be redeemed no later than 2033.

In accordance with FASB Interpretation No. 46, the Trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the Trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the Trust, as these are no longer eliminated in consolidation.

NOTE 11 - INCOME TAXES

Income tax expense was as follows:

	2007	2006	2005
Current	$ 2,457,421	$ 2,476,648	$ 1,969,865
Deferred	(53,289)	(8,838)	107,876
	$ 2,404,132	$ 2,467,810	$ 2,077,741

Year-end deferred tax assets and liabilities were due to the following. No valuation allowance for the realization of deferred tax assets is considered necessary.

	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 1,684,269	$ 1,645,241
Unrealized loss on securities	-	242,249
Adjustment for SFAS No. 158	351,439	434,919
Other	280,111	327,074
Deferred tax liabilities		
Unrealized gain on securities	(48,660)	-
Bank premises and equipment	(724,892)	(776,157)
FHLB stock	(1,254,026)	(1,254,026)
Mortgage servicing rights	(236,921)	(253,584)
Core deposit intangibles	(464,599)	(491,132)
Other	(286,312)	(253,075)
Net deferred tax liability	$ (699,591)	$ (378,491)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2007	2006	2005
U. S. federal income tax rate	34.0%	34.0%	34.0%
Changes from the statutory rate			
Tax-exempt investment income	(9.2)	(7.8)	(7.3)
Non-deductible interest expense related to carrying tax-exempt investments	1.3	1.1	0.8
Other	0.6	0.3	(1.2)
	26.7%	27.6%	26.3%

Federal income tax laws provided the Federal Savings Bank, acquired by the Company in 2003, with additional bad debt deductions through 1987, totaling $1.3 million. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total a $441,000 liability at December 31, 2007. The Company's acquisition of First Federal Savings Bank did not require the recapture of the bad debt reserve. However, if Kentucky Bank was liquidated or otherwise ceased to be a bank, or if tax laws were to change, the $441,000 would be recorded as expense.

Unrecognized Tax Benefits

The Company does not have any beginning and ending unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

There were no interest and penalties recorded in the income statement or accrued for the year ended December 31, 2007 related to unrecognized tax benefits.

The Company and its subsidiary file a consolidated U.S. Corporation income tax return and a corporate income tax return in the state of Kentucky. The Company is no longer subject to examination by taxing authorities for years before 2004.

NOTE 12 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2007	2006	2005
Basic Earnings Per Share			
Net income	$ 6,585,952	$ 6,486,054	$ 5,820,100
Weighted average common shares outstanding	2,852,094	2,761,826	2,676,890
Basic earnings per share	$ 2.31	$ 2.35	$ 2.17

Diluted Earnings Per Share			
Net income	$ 6,585,952	$ 6,486,054	$ 5,820,100
Weighted average common shares outstanding	2,852,094	2,761,826	2,676,890
Add dilutive effects of assumed exercise of stock options	10,292	11,736	14,965
Weighted average common and dilutive potential common shares outstanding	2,862,386	2,773,562	2,691,855
Diluted earnings per share	$ 2.30	$ 2.34	$ 2.16

Stock options of 29,200 shares common stock from 2007, 11,736 shares common stock from 2006 and 31,100 shares common stock from 2005 were excluded from diluted earnings per share because their impact was antidilutive.

NOTE 13 - RETIREMENT PLANS

The Company has a defined benefit pension plan covering substantially all of its employees. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Benefits are based on one percent of employee average earnings for the previous five years times years of credited service.

Information about the pension plan was as follows:

	2007	2006
Change in benefit obligation:		
Beginning benefit obligation	$ 7,084,741	$ 6,737,359
Service cost	483,518	472,140
Interest cost	405,547	364,248
Actuarial adjustment	(197,530)	(327,181)
Benefits paid	(204,130)	(161,825)
Ending benefit obligation	7,572,146	7,084,741
Change in plan assets, at fair value:		
Beginning plan assets	5,345,056	5,071,504
Actual return	393,712	378,550
Employer contribution	505,175	-
Benefits paid	(145,178)	(104,998)
Ending plan assets	6,098,765	5,345,056
Funded status	$(1,473,381)	$(1,739,685)

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

	2007	2006
Net loss (gain)	$ 1,034,012	$ 1,279,916
Transition obligation (asset)	(371)	(742)
	$ 1,033,641	$ 1,279,174

The accumulated benefit obligation for defined benefit pension plans was $5,821,550 and $5,312,906 at year-end 2007 and 2006.

Components of net periodic pension cost and other amounts recognized in other comprehensive income:

	2007	2006	2005
Service cost	$ 483,518	$ 472,140	$ 432,429
Interest cost	405,547	364,248	346,223
Expected return on plan assets	(439,253)	(400,485)	(376,195)
Amortization	34,592	41,249	39,818
Net periodic cost	$ 484,404	$ 477,152	$ 442,275
Net loss (gain)	(210,941)	-	-
Prior service cost (credit)	-	-	-
Amortization of net (gain) loss	(34,592)	-	-
Total recognized in other comprehensive income	(245,533)	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$ 238,871	$ 477,152	$ 442,275

The estimated net loss and transition obligation for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $15,629 and $(371).

Weighted-average assumptions used to determine pension benefit obligations at year-end

	2007	2006	2005
Discount rate on benefit obligation	6.00%	5.75%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine net periodic net cost

	2007	2006	2005
Discount rate on benefit obligation	6.00%	5.75%	5.75%
Long-term expected rate of return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The assumptions described above were determined using various factors. Based on the history of domestic investment experience, the expected long-term rate of return on assets for the income segment is assumed to be 6.0%. The expected long-term return on assets for the growth segment is assumed to be 10.0%. Thus, the assumed rate of return on the total portfolio is 8.0% per year. The discount rate assumption of 6.00% is based on the expected movements of interest rates from economic forecasts, Federal Reserve monetary actions and commentary, the expected pace of economic activity, the issuance of new debt to finance significant fiscal policy deficits, and the benchmark Moody's AA rated long term corporate bond rate. The rate of compensation increase assumption of 4.0% is based upon historical compensation increases at the Bank.

The Company's pension plan asset allocation at year-end and expected long-term rate of return by asset category are as follows:

Asset Category	Percentage of Plan Assets at Year-End 2007	Percentage of Plan Assets at Year-End 2006	Weighted Average Expected Long-Term Rate of Return
Equity securities	63	63	10%
Debt securities	33	35	6
Cash	4	2	4
Total	100	100	

The asset allocation objective for 2007 and thereafter is to be 60% in equity securities and 40% in debt securities. These percentages may vary 5-10 basis points based on market conditions of equity and bond markets. There is no target allocation for cash balances.

The Company expects to contribute $0 to $500,000 to its pension plan in 2008.

The following benefit payments, which reflect expected future service, are expected:

	Pension Benefits
2008	$ 191,963
2009	207,923
2010	267,179
2011	302,885
2012	327,457
Years 2013-2017	2,361,981

The Company also has a qualified profit sharing plan which covers substantially all employees and includes a 401(k) provision. Profit sharing contributions, excluding the 401(k) provision, are at the discretion of the Company's Board of Directors. Expense recognized in connection with the plan was $434,203, $369,847 and $320,670 in 2007, 2006 and 2005.

NOTE 14 - STOCK BASED COMPENSATION

The Company has two share based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $96,178, $59,375, and $0 for 2007, 2006 and 2005. The total income tax benefit was $3,611, $911, and $0.

Stock Option Plan

The Company grants certain officers and key employees stock option awards which vest and become fully exercisable at the end of five years and provides for issue of up to 220,000 options. The Company also grants certain directors stock option awards which vest and become fully exercisable immediately and provides for issue of up to 20,000 options. The exercise price of each option, which has a ten year life, was equal to the market price of the Company's stock on the date of grant.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2007	2006	2005
Fair value of options granted	$4.22	$3.14	$4.82
Risk-free interest rate	4.51%	4.59%	3.98%
Expected term	8 years	8 years	8 years
Expected stock price volatility	12.69%	7.99%	15.11%
Dividend yield	3.48%	3.39%	3.03%

Summary of activity in the stock option plan for 2007 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	69,914	$26.54		
Granted	800	31.00		
Forfeited or expired	(2,140)	31.59		
Exercised	(9,800)	18.23		
Outstanding, end of year	58,774	$27.80	60.8 months	$253,793
Vested and expected to vest	58,774	$27.80	60.8 months	$253,793
Exercisable, end of year	42,324	$26.73	53.9 months	$226,356

Options outstanding at year-end 2007 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
From $18.00 to $20.63 per share	9,990	12.1	20.51	9,990	20.51
From $23.50 to $28.00 per share	17,684	51.5	25.39	15,604	25.37
From $29.50 to $31.00 per share	20,950	86.3	30.37	10,240	30.33
From $33.90 to $34.00 per share	10,150	72.3	33.91	6,490	33.92
	58,774			42,324	

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised	$141,258	$119,419	$53,586
Cash received from option exercises	178,692	124,756	43,650
Tax benefit realized from option exercises	3,611	911	-
Weighted average fair value of options granted	3,376	4,082	89,306

As of December 31, 2007, there was $54,617 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 5 years.

Stock Grant Plan

On February 15, 2005, the Company's Board of Directors adopted a restricted stock grant plan. Total shares issuable under the plan are 50,000. There were 5,605 shares issued during 2007 and 3,875 shares issued during 2006, and 30 shares were forfeited during 2006.

A summary of changes in the Company's nonvested shares for the year follows:

	Shares	Weighted-Average Grant-Date Nonvested Shares Fair Value
Nonvested at January 1, 2007	3,845	$ 112,466
Granted	5,605	173,755
Vested	(769)	(22,493)
Forfeited	(644)	(19,365)
Nonvested at December 31, 2007	8,037	$ 244,363

As of December 31, 2007, there was $208,648 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 5 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $23,839, $0 and $0.

NOTE 15 – BUSINESS COMBINATION

On July 7, 2006, the Company acquired 100% of the outstanding shares of Peoples Bancorp of Sandy Hook, Inc., parent of Peoples Bank of Sandy Hook. Operating results of Peoples are included in the consolidated financial statements since the date of acquisition.

The purchase price of $14 million was 40 percent stock and 60 percent cash. At the acquisition date, Peoples had $96,380,000 in total assets, $50,925,000 in loans and $72,279,000 in deposits.

NOTE 16 - LIMITATION ON BANK DIVIDENDS

The Company's principal source of funds is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. During 2008 the Bank could, without prior approval, declare dividends on any 2008 net profits retained to the date of the dividend declaration less $363,000.

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 25,807	$ 25,807	$ 19,012	$ 19,012
Securities	147,750	147,750	127,891	127,891
Loans, net	412,509	409,134	439,159	433,610
FHLB stock	6,468	6,468	6,468	6,468
Interest receivable	5,220	5,220	5,654	5,654
Financial liabilities				
Deposits	$ 486,005	$ 489,276	$ 468,808	$ 470,799
Securities sold under agreements to repurchase and other borrowings	6,735	6,843	11,327	11,249
FHLB advances	63,993	63,643	80,030	77,711
Subordinated debentures	7,217	7,098	7,217	7,232
Interest payable	4,984	4,984	3,683	3,683

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of commitments to extend credit and standby letters of credit is not considered material.

NOTE 18 – OFF-BALANCE SHEET ACTIVITIES AND COMMITMENTS

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance sheet risk were as follows at year-end:

	2007	2006
Unused lines of credit	$ 65,298,282	$ 67,921,443
Commitments to make loans	1,871,000	658,000
Letters of credit	907,335	639,538

Unused lines of credit are substantially all at variable rates. Commitments to make loans are generally made for a period of 60 days or less and are primarily fixed at current market rates ranging from 5.50% to 6.50% with maturities ranging from 15 to 30 years and are intended to be sold.

NOTE 19 - CONTINGENT LIABILITIES

The Bank is a defendant in legal actions arising from normal business activities. Management believes these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results of operations.

NOTE 20 – CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual amounts and ratios are presented in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
2007						
Consolidated						
Total Capital (to Risk-Weighted Assets)	$ 56,491	13.6%	$ 33,134	8%	$ 41,417	N/A
Tier I Capital (to Risk-Weighted Assets)	51,528	12.4	16,567	4	24,850	N/A
Tier I Capital (to Average Assets)	51,528	8.4	24,493	4	30,616	N/A
Bank Only						
Total Capital (to Risk-Weighted Assets)	$ 56,350	13.6%	$ 33,130	8%	$ 41,413	10%
Tier I Capital (to Risk-Weighted Assets)	51,387	12.4	16,565	4	24,848	6
Tier I Capital (to Average Assets)	51,387	8.4	24,491	4	30,614	5
2006						
Consolidated						
Total Capital (to Risk-Weighted Assets)	$ 53,491	12.5%	$ 34,181	8%	$ 42,727	N/A
Tier I Capital (to Risk-Weighted Assets)	48,420	11.3	17,091	4	25,636	N/A
Tier I Capital (to Average Assets)	48,420	7.8	24,758	4	30,947	N/A
Bank Only						
Total Capital (to Risk-Weighted Assets)	$ 53,370	12.5%	$ 34,159	8%	$ 42,699	10%
Tier I Capital (to Risk-Weighted Assets)	48,299	11.3	17,079	4	25,619	6
Tier I Capital (to Average Assets)	48,299	7.8	24,723	4	30,904	5

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS

Condensed Balance Sheets
December 31

	2007	2006
	(In Thousands)	
ASSETS		
Cash on deposit with subsidiary	$ 175	$ 940
Investment in subsidiary	65,703	62,160
Securities available for sale	20	20
Other assets	482	412
Total assets	$ 66,380	$ 63,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Subordinated debentures	$ 7,217	$ 7,217
Notes payable	300	1,000
Other liabilities	19	34
Stockholders' equity		
Preferred stock	-	-
Common stock	12,517	12,474
Additional paid-in capital	156	59
Retained earnings	46,759	44,062
Accumulated other comprehensive income (loss)	(588)	(1,314)
Total liabilities and stockholders' equity	$ 66,380	$ 63,532

Condensed Statements of Income and Comprehensive Income
Years Ended December 31

	2007	2006	2005
	(In Thousands)		
Income			
Dividends from subsidiary	$ 4,300	$ 9,800	$ 3,750
Securities gains (losses), net	-	409	60
Interest income	1	16	13
Total income	4,301	10,225	3,823
Expenses			
Interest expense	531	577	494
Other expenses	128	250	134
Total expenses	659	827	628
Income before income taxes and equity in undistributed income of subsidiary	3,642	9,398	3,195
Applicable income tax (expense) benefits	224	166	178
Income before equity in undistributed income of subsidiary	3,866	9,564	3,373
Equity in undistributed income of subsidiary	2,720	(3,078)	2,447
Net income	6,586	6,486	5,820
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on securities arising during the period	589	486	(1,215)
Reclassification of realized amount	(24)	(23)	(42)
Net change in unrealized gain (loss) on securities	565	463	(1,257)
Comprehensive income	$ 7,151	$ 6,949	$ 4,563

Condensed Statements of Cash Flows
Years Ended December 31

	2007	2006	2005
	(In Thousands)		
Cash flows from operating activities			
Net income	$ 6,586	$ 6,486	$ 5,820
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed earnings of subsidiary	(2,720)	3,083	(2,447)
Securities (gains) losses, net	-	(409)	(60)
Change in other assets	(58)	43	32
Change in other liabilities	(27)	18	(3)
Net cash from operating activities	3,781	9,221	3,342
Cash flows from investing activities			
Proceeds from sales of securities available for sale	-	664	143
Acquisition of Peoples Bancorp, Inc.	-	(8,080)	-
Net cash from investing activities	-	(7,416)	143
Cash flows from financing activities			
Proceeds from note payable	-	8,000	-
Payments on note payable	(700)	(7,000)	-
Dividends paid	(3,088)	(2,768)	(2,462)
Proceeds from issuance of common stock	175	118	48
Purchase of common stock	(933)	(378)	(629)
Net cash from financing activities	(4,546)	(2,028)	(3,043)
Net change in cash	(765)	(223)	442
Cash at beginning of year	940	1,163	721
Cash at end of year	$ 175	$ 940	$ 1,163

NOTE 22 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Fully Diluted
2007					
First quarter	$ 9,806	$ 4,972	$ 1,562	$ .55	$ .54
Second quarter	10,034	5,147	1,918	.67	.67
Third quarter	9,801	5,148	1,670	.58	.58
Fourth quarter	9,578	4,918	1,436	.51	.51
2006					
First quarter	$ 8,051	$ 4,476	$ 1,293	$ .48	$ .48
Second quarter	8,245	4,511	1,716	.65	.64
Third quarter	9,493	4,850	1,714	.60	.60
Fourth quarter	9,804	5,038	1,763	.62	.62

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007. There was no change in the Company's internal control over financial reporting during the fourth quarter of 2007 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from the Company's definitive proxy statement in connection with its annual meeting of shareholders scheduled for May 14, 2008, which will be filed with the Commission on or about April 10, 2008, pursuant to Regulation 14A.

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from the Company's definitive proxy statement in connection with its annual meeting of shareholders scheduled for May 14, 2008, which will be filed with the Commission on or about April 10, 2008, pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 12 is hereby incorporated by reference from the Company's definitive proxy statement in connection with its annual meeting of shareholders scheduled for May 14, 2008, which will be filed with the Commission on or about April 10, 2008, pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions

The information required by Items 13 is hereby incorporated by reference from the Company's definitive proxy statement in connection with its annual meeting of shareholders scheduled for May 14, 2008, which will be filed with the Commission on or about April 10, 2008, pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from the Company's definitive proxy statement in connection with its annual meeting of shareholders scheduled for May 14, 2008, which will be filed with the Commission on or about April 10, 2008, pursuant to Regulation 14A.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Financial Statements

The following financial statements are included in Item 8 of this Form 10-K.

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flow
Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules.

All financial statement schedules have been omitted as the required information is inapplicable or the required information has been included in the Consolidated Financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are incorporated by reference herein or made a part of this Form 10-K:

2.1 Agreement and Plan of Merger with Peoples Bancorp of Sandy Hook is incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 24, 2006.

3.1 Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2000.

3.2 Bylaws of the Registrant are incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2000.

3.3 Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 3.3 of the Registrant's Annual Report on Form 10-K for the period ending December 31, 2005.

10.1 Kentucky Bancshares, Inc. 1993 Employee Stock Ownership Incentive Plan is incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-4 (File No. 33-96358).

10.2 Kentucky Bancshares, Inc. 1993 Non-Employee Directors Stock Ownership Incentive Plan is incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-4 (File No. 33-96358).

10.3 Kentucky Bancshares, Inc. 1999 Employee Stock Option Plan is incorporated by reference to Exhibit 99.1 of the Registrant's Form 10-K for the fiscal year ended December 31, 1998.

10.4 Schedule of 2006 Compensation Arrangements for Named Executive Officers is incorporated by reference to the Registrant's Current Report on Form 8-K dated December 20, 2005.

10.5 2005 Restricted Stock Grant Plan, including form of Award Agreement, as incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated February 15, 2005.

11 Computation of earnings per share - See Note 12 in the notes to consolidated financial statements included as Exhibit 13.

21 Subsidiaries of Registrant

23 Consent of Crowe Chizek and Company LLC

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Exhibits
See response to Item 15(a)(3).

(c) Financial Statement Schedules
See response to Item 15(a)(2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kentucky Bancshares, Inc.
By: /s/Louis Prichard March 28, 2008
Louis Prichard, President and Chief Executive Officer, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Louis Prichard March 28, 2008
Louis Prichard, President and Chief Executive Officer, Director

/s/Gregory J. Dawson March 28, 2008
Gregory J. Dawson, Chief Financial and Accounting Officer

/s/Buckner Woodford March 31, 2008
Buckner Woodford, Chairman of the Board, Director

/s/William Arvin March 28, 2008
William Arvin, Director

/s/B. Proctor Caudill March 28, 2008
B. Proctor Caudill, Director

/s/Henry Hinkle March 28, 2008
Henry Hinkle, Director

/s/Theodore Kuster March 28, 2008
Theodore Kuster, Director

/s/Betty J. Long March 28, 2008
Betty J. Long, Director

/s/Ted McClain March 28, 2008
Ted McClain, Director

/s/Edwin S. Saunier March 28, 2008
Edwin S. Saunier, Director

/s/Robert G. Thompson March 28, 2008
Robert G. Thompson, Director

______________________ March __, 2008
Woodford Van Meter, Director

Exhibit 21 Subsidiaries of Registrant

Kentucky Bancshares, Inc.'s Subsidiary

Kentucky Bank

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-92725 on Form S-8 pertaining to the 1985 Incentive Stock Option Plan, the 1993 Employee Stock Ownership Incentive Plan, the 1993 Non-Employee Directors Stock Ownership Incentive Plan, the 1999 Employee Stock Option Plan and the Employee Gift Program, and No. 333-130791 on Form S-8 pertaining to the Kentucky Bancshares, Inc. 2005 Restricted Stock Grant Plan, of our report dated March 3, 2008 with respect to the consolidated financial statements of Kentucky Bancshares, Inc., which report appears in this Annual Report on Form 10-K of Kentucky Bancshares, Inc. for the year ended December 31, 2007.

/s/Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Lexington, Kentucky
March 28, 2008

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, Louis Prichard, certify that:

1. I have reviewed this annual report on Form 10-K of Kentucky Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 28, 2008

BY /s/ Louis Prichard
Louis Prichard
President & Chief Executive Officer

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT

I, Gregory J. Dawson, certify that:

1. I have reviewed this annual report on Form 10-K of Kentucky Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 28, 2008

BY /s/ Gregory J. Dawson
Gregory J. Dawson
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kentucky Bancshares, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Louis Prichard, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

___/s/ Louis Prichard_______
Chief Executive Officer

March 28, 2008

A signed original of this written statement required by Section 906 has been provided to Kentucky Bancshares, Inc. and will be retained by Kentucky Bancshares, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kentucky Bancshares, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory J. Dawson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

___/s/ Gregory J. Dawson____
Chief Financial Officer

March 28, 2008

A signed original of this written statement required by Section 906 has been provided to Kentucky Bancshares, Inc. and will be retained by Kentucky Bancshares, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

SEC Mail
Mail Processing
Section

APR 17 2008

Washington, DC
106

KENTUCKY BANCSHARES, INC.

339 Main Street
Paris, KY 40361
(859) 987-1795

Notice of Annual Meeting of Shareholders
to be held May 14, 2008

April 10, 2008

To Our Shareholders:

The annual meeting of the shareholders of Kentucky Bancshares, Inc. will be held as follows:

Date:	Wednesday, May 14, 2008
Time:	11:00 a.m., Eastern Daylight Time
Place:	Kentucky Bank Main Office 339 Main Street Paris, Kentucky
Purpose:	• To elect three Class III directors, and • To transact such other business as may properly come before the meeting or any adjournment thereof.
Record Date:	Close of business on March 20, 2008.

All Shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend the Annual Meeting in person, please sign and date the enclosed Proxy and return it promptly so your shares of stock may be voted.

Thank you for your time and consideration. Please feel free to contact my office should you have any questions.

BY ORDER OF THE BOARD OF DIRECTORS

Gregory J. Dawson
Secretary, Kentucky Bancshares, Inc.

<u>**YOUR VOTE IS IMPORTANT**</u>

Please mark, sign, date and return the accompanying proxy immediately even if you plan to attend the Annual Meeting.

Information about Attending the Annual Meeting

If you plan to attend the meeting, please bring the following:

1. Proper identification.
2. Acceptable Proof of Ownership if your shares are held in "street name."

Street Name means your shares are held of record by brokers, banks or other institutions.

Acceptable Proof of Ownership is (a) a letter from your broker stating that you owned Kentucky Bancshares, Inc. stock on the record date or (b) an account statement showing that you owned Kentucky Bancshares, Inc. stock on the record date.

Only shareholders of record on the record date may attend or vote at our Annual Meeting of Shareholders.

KENTUCKY BANCSHARES, INC.
339 Main Street
Paris, KY 40361

The 2007 Annual Report to Shareholders, including financial statements, is being mailed to shareholders together with these proxy materials on or about April 10, 2008.

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Kentucky Bancshares, Inc. (the "Company") for use at our Annual Meeting of Shareholders to be held on May 14, 2008, and at any adjournments (the "Annual Meeting").

Who Can Vote; Voting Rights.

Each share of our common stock that you held on the record date entitles you to one vote on any matter, other than the election of directors, that may properly come before the Annual Meeting. In the election of directors, each holder of shares of our common stock has "cumulative voting rights."

Cumulative voting rights means each holder is entitled to vote the number of shares of common stock he or she owns multiplied by three (the number of directors to be elected at the Annual Meeting) by casting all of his or her votes for one candidate or by distributing such votes among two or more candidates.

On the record date, there were 2,852,367 shares of our common stock issued and outstanding.

Quorum and Votes Required.

A quorum at the Annual Meeting is at least a majority of the outstanding shares of our common stock entitled to vote present in person or represented by proxy. Directors are elected by cumulative voting of the votes cast at the Annual Meeting. The three director nominees receiving the most votes for director positions expiring in 2011 will be elected directors.

Brokers, banks and other institutions holding shares of record for customers generally are not permitted to vote on certain matters unless they receive voting instructions from their customers. When brokers, banks and other institutions do not receive voting instructions from their customers, they notify the Company on the proxy form that they lack voting authority. The votes that could have been cast on the matter in question by brokers, banks and other institutions who did not receive voting instructions are called "broker non-votes." Broker non-votes will not be counted as votes for or against a matter and will not be included in calculating the number of votes necessary for approval on those matters. Shares of our common stock present at the Annual Meeting that abstain from voting or that are the subject of broker non-votes will be counted as present for purposes of determining a quorum.

How Your Proxy Will Be Voted.

The Board of Directors is soliciting a proxy in the enclosed form to provide you with an opportunity to vote on all matters scheduled to come before the Annual Meeting, whether or not you attend in person.

How To Vote. Shareholders may vote at the Annual Meeting in person or by proxy. If your shares of common stock are registered in your name, then you can vote your shares by proxy by signing, dating and mailing the enclosed proxy card.

If your shares are held in "street name" (through a broker, bank or other institution), you may receive a separate voting instruction form, or you may need to contact your broker, bank or other institution to determine whether you will be able to vote electronically using the internet or the telephone.

You may also attend the Annual Meeting in person and vote by ballot, which would cancel any proxy that you previously submitted. If you wish to vote in person at the Annual Meeting but hold your stock in "street name," then you must have a proxy from the broker, bank or institution in order to vote at the meeting.

How Proxies Will Be Voted. If you properly return a proxy as specified above, your shares will be voted in accordance with the instructions you provide. If you vote without providing contrary instructions, your proxy will be voted in the following manner:

- **FOR** the proposed director nominees (or, if deemed appropriate by the individuals appointed in the proxies, cumulatively voted for less than all of the Board's nominees); and

- **FOR** the transaction of such other business as may properly come before the Annual Meeting.

We expect no matters to be presented for action at the Annual Meeting other than the items described in this proxy statement. By signing and returning the enclosed proxy, however, you will give to the persons named as proxies therein discretionary voting authority with respect to any other matter that may properly come before the Annual Meeting, and they intend to vote on any such other matter in accordance with their best judgment.

Revoking a Proxy. You may revoke or change your proxy at any time before it is exercised by (i) filing with the Secretary of the Company written notice of revocation bearing a later date than the proxy (Gregory J. Dawson, Secretary, Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361); (ii) submitting to the Secretary a duly-executed proxy bearing a later date relating to the same shares of our common stock; or (iii) appearing at the Annual Meeting and (after having given the Secretary notice of your intention to vote in person) voting your shares of our common stock in person. If your shares are held in "street name" (through a broker, bank or other institution) please contact your broker, bank or other institution to revoke or change your proxy.

Proxy Solicitations.

We will pay all of the expenses of this solicitation of proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of our common stock. In addition to solicitations by mail, our Directors, officers, and employees may solicit proxies personally or by telephone without additional compensation.

Multiple Shareholders Sharing the Same Address.

One copy of our Annual Report on Form 10-K and one proxy statement is being delivered to multiple shareholders sharing an address unless we have received contrary instructions from the affected shareholders. If at any time, you would prefer to receive a separate proxy statement as well as a separate copy of our Annual Report on Form 10-K, then please notify your broker or other institution or direct your written request to Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361, Attn: Gregory J. Dawson, Secretary.

Shareholders' Proposals for 2009 Annual Meeting.

We presently contemplate that the 2009 Annual Meeting of Shareholders will be held on or about May 13, 2009. If you want us to consider including a proposal in next year's proxy statement, you must deliver it in writing by no later than December 8, 2008 (the date 120 days prior to the first anniversary of the date of the 2008 annual meeting proxy statement) to: Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361, Attention: Gregory J. Dawson, Secretary. We recommend that you send any proposals by certified mail, return receipt requested.

If you want to present a proposal at next year's annual meeting but do not wish to have it included in our proxy statement, you do not need to contact us in advance. Our bylaws do not contain any requirement for shareholders to provide advance notice of proposals or nominations they intend to present at the Meeting. However, if you do not notify us on or before February 21, 2009 of any matter that you wish to present at next year's annual meeting, then the shareholders' proxies that we solicit in connection with our 2009 Annual Meeting of Shareholders will confer on the proxyholders discretionary authority to vote on the matter that you present at our 2009 Annual Meeting.

Corporate Governance.

Code of Ethics. Ethical business conduct is a shared value of our Board of Directors, management and employees. Our Code of Ethics applies to our employees and officers, including the principal executive officer and principal financial officer.

Our Code of Ethics covers all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. We encourage all employees, officers and directors to promptly report any violations of the Code of Ethics to the appropriate persons identified in the Code. You may obtain a copy of our Code of Ethics, free of charge, by sending a written request to Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361, Attention: Gregory J. Dawson, Secretary.

Board Structure and Committees. As of the date of this proxy statement, our Board of Directors consists of eleven (11) members. Our Board of Directors held four meetings during 2007, consisting of four regularly scheduled meetings. All directors, except Mr. Hinkle, attended at least 75% of the total number of board meetings and the meetings of the committees to which they belonged. Our Board of Directors does not have a specific policy for director attendance at our annual meeting of shareholders. Three of our directors attended our 2007 annual meeting.

Our Board of Directors has a standing Audit Committee and Compensation Committee but does not have a standing nominating committee.

Audit Committee Members	**Functions of the Committee**	**Meetings in 2007**
Robert G. Thompson (Chairman)	• Monitors the integrity of our financial reporting processing and systems of internal controls regarding finance, accounting and legal compliance	11
Betty J. Long	• Selects our independent auditor and determines such auditor's compensation	
Ted McClain	• Monitors the independence and performance of the independent auditor, management and the internal audit department	
Edwin S. Saunier	• Provides an avenue of communication among the independent auditors, management, the internal audit department and the Board of Directors	

Compensation Committee Members	**Functions of the Committee**	**Meetings in 2007**
William Arvin (Chairman)	• Please refer to the sections in this proxy statement entitled "Compensation Discussion and Analysis"	2
Henry Hinkle	and the "Report of the Compensation Committee"	
Theodore Kuster		

Committee Charters. Only our Audit Committee has a charter, which is attached as Annex A to this proxy statement. The Board of Directors does not limit the number of audit committees for other corporations on which its audit committee members may serve. None of the committee members currently serve on another audit committee for a publicly-held entity.

Board and Committee Independence. The Board has determined that each of its members is independent as defined by the rules of NASDAQ except for its employee directors: Mr. Caudill, Mr. Prichard and Mr. Woodford. While our Board determined that both Mr. McClain and Mr. Arvin are independent under the rules of NASDAQ, it did have to consider the Company's payments to Mr. McClain's and Mr. Arvin's companies. Mr. Arvin is the sole owner of his law firm. The aggregate amount the Company paid to Mr. Arvin's company was below the $100,000 threshold set by NASDAQ. Mr. McClain owns 1/3 of The Hopewell Company, Inc., which is a family business. The aggregate amount the Company paid to The Hopewell Company, Inc. for property or services during 2007, 2006 and 2005 did not exceed 5% of Hopewell Insurance Company's consolidated gross revenues for its last completed fiscal year.

Audit Committee Financial Expert. Our Board of Directors has determined (in accordance with Securities and Exchange Commission Regulation S-K 407(d)) that Mrs. Betty J. Long satisfies the qualifications of financial expert and Mrs. Betty J. Long accordingly has been designated as the Audit Committee financial expert.

Consideration of Director Nominees. We do not have a standing nominating committee. The members of our Board who are independent directors under NASDAQ rules determine the nominees for director to be presented for election based upon their review of all proposed nominees for the Board, including those proposed by shareholders. The independent members of the Board of Directors select qualified candidates based upon the criteria set forth below and review their recommendations with the Board, which decides whether to invite the candidate to be a nominee for election to the Board.

Board members must possess the acumen, education and experience to make a significant contribution to the Board and bring a diverse range of skills and perspectives to satisfy the perceived needs of the Board at a particular time. Board members must have the highest ethical standards, a strong sense of professionalism, independence and an understanding of our business. Additionally, Board members must have the aptitude and experience to fully appreciate the legal responsibilities of a director and the governance processes of a public company, a willingness to commit, as well as have, sufficient time to discharge their duties to the Board and such other factors as the independent members of the Board of Directors determine are relevant in light of the needs of the Board and the Corporation.

For a shareholder to submit a candidate for consideration as a director, a shareholder must notify our secretary. To be considered for nomination and inclusion in our proxy statement at the 2009 Annual Meeting, a shareholder must notify our secretary no later than December 8, 2008 (the date 120 days prior to the first anniversary of the date of the 2008 annual meeting proxy statement). Notices should be sent to: Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361, Attention: Gregory J. Dawson, Secretary.

Communications with the Board. Our Board of Directors has established a process for shareholders to communicate with the Board or an individual director. Shareholders may contact the Board or an individual director by writing to the attention of one or more directors at our principal executive offices at Kentucky Bancshares, Inc., 339 Main Street, Paris, Kentucky 40361, Attention: Gregory J. Dawson, Secretary. Each communication intended for the Board of Directors or an individual director will be forwarded to the specified party.

Director Compensation.

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. Additionally, each director of the Company is also a director of Kentucky Bank, our operating subsidiary. In setting director compensation, we consider the significant amount of time directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company to be an effective member of the Board.

The form and amount of director compensation is reviewed by the Compensation Committee, which makes recommendations to the full Board.

Cash Compensation. Each Director receives an annual fee of $1,500. The Audit Committee Chairman receives an additional annual fee of $2,000. Each Director receives a fee of $400 for attending each Company board meeting and each Kentucky Bank board meeting, including $400 for one paid absence per year. Non-employee Directors are paid $100 for each committee meeting of the Company and of Kentucky Bank that he or she attends (for which he or she is a member).

Equity-Based Compensation. Non-employee Directors also receive equity-based compensation under our 1993 Non-Employee Directors Stock Ownership Incentive Plan. Pursuant to this plan, non-employee directors are granted options to purchase shares of our common stock following each year in which Kentucky Bank has a return on assets of one percent (1%) or greater. If options are to be granted, then options are typically awarded on the first business day in March following the year the performance goals were met, have terms of ten years, vest immediately and are exercisable at a strike price equal to 100% of the closing market price of a share of our common stock on the grant date. Exercise rights expire 90 days after resignation or retirement (before age 72) from the Board and one (1) year after death, disability or mandatory retirement from the Board (age 72).

2007 Director Summary Compensation Table

The table below summarizes the total compensation paid to or earned by our non-employee Directors during 2007. The compensation of Messrs. Caudill, Prichard and Woodford is reflected in the Summary Compensation Table under Executive Compensation.

Name of Director	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation(2)	Total
William Arvin	$ 11,100	$ 422	$ 18,748	$ 30,270
Henry Hinkle	6,400	422	-	6,822
Theodore Kuster	10,300	422	-	10,722
Betty J. Long	13,000	422	-	13,422
Ted McClain	11,700	422	-	12,122
Edward Saunier	12,550	422	-	12,972
Robert G. Thompson	13,700	422	-	14,122
Woodford Van Meter	16,000	422	-	16,422

(1) Amounts reflect the compensation cost recognized in 2007 for stock options in accordance with FAS 123(R), which reflects the fair value of all stock-based compensation in earnings based on immediate vesting. For additional information relating to the assumptions made by us in valuing these awards for 2007, refer to Note 14 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007. These amounts do not necessarily equate to the income that will ultimately be realized by the Directors for these awards. The grant date fair value of each stock option granted in 2007 was $4.22. The aggregate number of stock options held by our directors as of December 31, 2007 was 6,750.

(2) The amount for Mr. Arvin reflects the amount we paid his legal firm, of which he is the sole owner, for legal services he provided to the Company during 2007. As described in "Transactions with Related Persons," Mr. McClain is a partial owner of The Hopewell Company, Inc., which received $263,140 from the Company for the provision of insurance services. Because these fees are not paid directly to Mr. McClain, we have not included them in the table.

Election of Directors.

Classified Board. Under our Amended and Restated Articles of Incorporation, our Board of Directors consists of three different classes (Class I, Class II and Class III) as nearly equal in number as the then total number of directors constituting the Board permits. The directors in each class serve for a term of three years, and one class is elected annually.

At the Annual Meeting, you will be asked to elect three directors for a term to expire at the Annual Meeting of Shareholders to be held in 2011. Any vacancies that occur after the directors are elected may be filled by the Board of Directors in accordance with law for the remainder of the full term of the vacant directorship.

Mr. Henry Hinkle, Mr. Theodore Kuster and Mr. Robert G. Thompson are currently serving as directors in the class of directors whose terms expire at the Annual Meeting. Our Board has nominated each of Messrs. Hinkle, Kuster and Thompson to serve a 3-year term, until our 2011 annual shareholders' meeting (or until their successors have been elected and qualified).

Each of the nominees has agreed to serve as a director if elected. Unless otherwise directed, each proxy executed and returned by a shareholder will be voted for the election of these nominees. Abstentions and shares not voted by brokers and other entities holding shares on behalf of beneficial owners will not be counted and will have no effect on the outcome of the election.

If any of the director nominees should be unable or unwilling to stand for election at the time of the Annual Meeting, the proxies may vote for a replacement nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors to be elected at the Annual Meeting. At this time, the Board of Directors knows of no reason why any of the nominees listed above may not be able to serve as a director if elected.

In accordance with rules of NASDAQ, all of the nominees for director, and all continuing directors listed below, meet the NASDAQ definition of "independent" except for Messrs. Caudill, Prichard and Woodford.

Information about Director Nominees and Continuing Directors. The following tables set forth information with respect to each nominee for director, and with respect to continuing directors who (by virtue of the classes in which they serve) are not nominees for re-election at the Annual Meeting.

Name of Director	Age	Principal Occupations, Other Public Directorships and Positions with the Company(1)	Year First Elected a Director
		Class III Nominees for Three-Year Terms Ending in 2011	
Henry Hinkle	56	President of Hinkle Contracting Company. Director of Kentucky Bank since 1989.	1989
Theodore Kuster	64	Farmer and thoroughbred horse breeder. Director of Kentucky Bank since 1979.	1985
Robert G. Thompson	58	Farmer and thoroughbred horse breeder. Director of Kentucky Bank since 1991.	1991

Name of Director	Age	Principal Occupations, Other Public Directorships and Positions with the Company(1)	Year First Elected a Director
		Class I **Continuing Directors Whose Terms Expire in 2009**	
Betty J. Long	60	Retired President and CEO of First Federal Cynthiana. Director of Kentucky Bank since 2006.	2003
Ted McClain	56	Insurance agent and partial owner of The Hopewell Company, Inc. Director of Kentucky Bank since 2002.	2003
Edwin S. Saunier	50	President of Saunier North American, Inc., a moving and storage company. Director of Kentucky Bank since 2007.	2007
Buckner Woodford	63	Chairman of the Board of the Company and Kentucky Bank. President and CEO of the Company from 1991-2004. Director of Kentucky Bank since 1971.	1981
		Class II **Continuing Directors Whose Terms Expire in 2010**	
William Arvin	68	Attorney, Law Office of William Arvin. Director of Kentucky Bank since 1995.	1995
B. Proctor Caudill	58	Special Projects Manager of the Company since 2006. President and CEO of Peoples Bancorp of Sandy Hook, Inc. from 1981 to 2006 and President from 1999 to 2006. CEO of Peoples Bank, (Sandy Hook, Kentucky) from 1981 to 2006.	2006
Louis Prichard	54	President and CEO of the Company and Kentucky Bank since 2004. President and Chief Operating Officer of the Company and Kentucky Bank from 2003 to 2004. Director of Kentucky Bank since 2003.	2003
Woodford Van Meter	54	Ophthalmologist. Director of Kentucky Bank since 2004.	2004

(1) Kentucky Bank is our operating subsidiary. We acquired Peoples Bancorp of Sandy Hook Inc. and Peoples Bank, (Sandy Hook, Kentucky) in 2006.

None of the nominees or continuing directors is a director of any company with a class of securities registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of that Act, or any company registered as an investment company under the Investment Company Act of 1940.

The Corporation Board of Directors recommends voting FOR the election of each of the Nominees for Director.

Stock Ownership of Directors and Executive Officers.

We believe it is important for our Directors and executive officers to align their interests with the long-term interests of our shareholders. Although we have encouraged stock accumulation through the grant of equity incentives to our directors and executive officers, we do not require our directors and executive officers to own shares of our common stock.

Except as otherwise indicated below, the table below shows the amount of our common stock each of our Directors and Named Executive Officers (as defined in the Executive Compensation section below) owned on March 5, 2008. Unless otherwise indicated, all shares shown are held with sole voting and investment power.

Name of Beneficial Owner	Number of Shares Not Subject to Options	Number of Shares Subject to Exercisable Options(1)	Total Number of Shares Beneficially Owned(2)	Percent of Class(3)
William Arvin(4)	27,564	850	28,414	*
B. Proctor Caudill, Jr.(5)	157,478	0	157,478	5.5%
Gregory J. Dawson	6,039	2,570	8,609	*
Norman J. Fryman	71	2,100	2,171	*
Henry Hinkle(6)	34,765	850	35,615	1.25%
Theodore Kuster(7)	17,345	750	18,095	*
Betty J. Long(8)	1,700	300	2,000	*
Ted McClain(9)	2,400	600	3,000	*
Louis Prichard(10)	2,320	6,200	8,520	*
Edward S. Saunier	500	400	900	*
Robert G. Thompson(11)	5,700	750	6,450	*
Woodford Van Meter(12)	33,300	400	33,700	1.2%
Buckner Woodford IV(13)	237,420	7,500	244,920	8.6%
Directors and Executive Officers as a group	575,024	27,520	602,544	21.1%

* Ownership is less than 1.0%

(1) Our common stock that could be acquired as of May 5, 2008, upon the exercise of options granted pursuant to our 1993 Employee Stock Option Plan, our 1999 Employee Stock Option Plan and our 1993 Nonemployee Directors Stock Ownership Incentive Plan.

(2) Total number of shares beneficially owned does not include restricted stock for the following:

Name of Beneficial Owner	Number of Shares of Restricted Common Stock
B. Proctor Caudill, Jr.	132
Gregory J. Dawson	396
Norman J. Fryman	396
Louis Prichard	840
Buckner Woodford IV	231
Executive Officers as a group	3,130

(3) Based on 2,850,590 shares of our common stock outstanding as of March 5, 2008

(4) Includes 11,858 shares held in a retirement account, 11,968 shares held of record by Mr. Arvin's wife, as to which Mr. Arvin disclaims beneficial ownership, 5,465 shares held jointly with his wife.

(5) Includes 19,725 shares held of record by Mr. Caudill's wife, as to which Mr. Caudill's disclaims beneficial ownership.

(6) Includes 150 shares held by his wife and 675 shares held by relatives, as to which Mr. Hinkle disclaims beneficial ownership. Includes 31,875 shares held of record by Hinkle Contracting Company, as to which Mr. Hinkle, as president, has shared voting power.

(7) Includes 6,250 shares held of record by Mr. Kuster's wife, as to which Mr. Kuster disclaims beneficial ownership. Also includes 5,500 shares held in a retirement account.

(8) Includes 1,700 shares held in a retirement account.

(9) Includes 1,000 shares held of record by The Hopewell Company, Inc. as to which Mr. McClain, as a 1/3 owner and officer, has voting power.

(10) Includes 2,110 shares held jointly with his wife.

(11) Includes 200 shares owned by Mr. Thompson's wife.

(12) Includes 2,200 shares held of record by Mr. Van Meter's wife, as to which Mr. Van Meter disclaims beneficial ownership.

(13) Includes 8,000 shares held by his wife, as to which Mr. Woodford disclaims beneficial ownership.

Executive Compensation.

Compensation Discussion and Analysis.

Overview of Compensation Program. The Compensation Committee ("Committee") of the Board has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee ensures that the total compensation paid is fair, reasonable and competitive. The individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals included in the Summary Compensation Table, are referred to as the "Named Executive Officers."

Compensation Philosophy and Objectives. The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the shareholders by rewarding performance above established corporate and individual goals, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Committee believes that the executive compensation packages we provide to our executives, including the Named Executive Officers, should include both cash and stock-based compensation that reward performance as measured against established goals. The Committee, and the President and Chief Executive Officer ("CEO"), evaluate the information in the annual Kentucky Bankers Association Financial Institution Compensation Survey ("KBA Survey") and then use their subjective judgment to determine a percentage increase in total base pay. Each manager, based on this aggregate percentage increase, is allocated a pool of funds to allocate increases among the employees the manager supervises.

Role of Executive Officers in Compensation Decisions. The Committee makes all compensation decisions for the CEO and approves recommendations regarding equity awards to all officers of the Company. Decisions regarding the non-equity compensation of other executive officers are made by the CEO, in his discretion using the pool of funds allocated to the other executive officers based on the overall corporate percentage increase.

Setting Executive Compensation. Based on the foregoing objectives, the Committee has structured the Company's annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. A significant percentage of total compensation is allocated to incentives.

The Committee reviews relevant market data and alternatives when making compensation decisions for the CEO. Up to 40% of base compensation may be earned in performance-based incentive compensation as a result of the performance of the Company, compared to established goals.

2007 Executive Compensation Components. For the fiscal year ended December 31, 2007, the principal components of compensation for Named Executive Officers were base salary, performance-based incentive compensation, long-term equity incentive compensation, and retirement and other benefits.

Currently Paid Compensation Components:

Base Salary. We provide our Named Executive Officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for Named Executive Officers are determined for each executive based on his or her position and responsibility. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Committee and the CEO primarily use the annual KBA Survey in setting salary ranges on an annual basis. Every five years, the Committee recalibrates salary ranges based on the overall value of each job by comparing current market rates of bench mark jobs and assigning all jobs to salary grades, after considering their market value and internal value. During his review of base salaries for other executives, the CEO primarily focuses on the individual's performance.

Performance-Based Incentive Compensation. The Management Incentive Plan ("MIP") was created to promote high performance by officers of the Company through achievement of corporate goals and encouragement of growth of shareholder value. We currently have approximately 60 officers (including the Named Executive Officers) who are eligible to receive cash awards under MIP. The MIP provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. Annually, the Committee considers whether any changes should be made with the MIP. The MIP includes various incentive levels based on the participant's accountability and impact on our operations, with target award opportunities that are established as a percentage of base salary. These maximum targets range from 20% of base salary to 40% of base salary for the Named Executive Officers.

For fiscal 2007, a Named Executive Officer's MIP award was based upon achievement of corporate financial objectives relating to Company earnings on a quarterly basis, with goals set for threshold, target and maximum levels. Payment of awards under the MIP are based upon the achievement of such objectives for the current year. Named Executive Officers participating in the MIP receive: 50% of the maximum award if threshold levels are met, 75% of the maximum award if target levels are met and 100% of the maximum award if maximum levels are met.

Generally, the Committee sets the target level for earnings at the Company's earnings objective for the current year. Threshold and maximum levels are set below and above the target level (generally five to seven percentage points, as applicable). In making the annual determination of the threshold, target and maximum levels, the Committee may consider the specific circumstances facing the Company during the coming year. In 2007, the established targets and actual results for each quarter were:

	Threshold	Target	Maximum	Actual
1st quarter	$ 1,593,000	$ 1,677,000	$ 1,794,000	$ 1,666,000
2nd quarter	1,698,000	1,787,000	1,912,000	2,028,000
3rd quarter	1,744,000	1,836,000	1,964,000	1,776,000
4th quarter	1,814,000	1,909,000	2,043,000	1,573,000

In 2007, this plan was based solely on our earnings. In 2006, a portion of each Named Executive Officer's payout was based on individual goals. The payout percentages for the Named Executive Officers of our earnings for 2007 was 50% and for 2006 ranged between 63% and 78% of the participant's maximum. Generally, the Committee sets the threshold, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

Awards made to Named Executive Officers under the MIP for performance in 2007 are reflected in column (g) of the Summary Compensation Table.

Long-Term Incentive Compensation:

2005 Restricted Stock Grant Plan. The 2005 Restricted Stock Grant Plan encourages participants to focus on long-term Company performance and provides an opportunity for executives and other officers to increase their stake in the Company through restricted grants of our common stock. Starting in 2006, the Committee utilized the 2005 Restricted Stock Grant Plan to compensate executives and other officers for sustained increases in our stock performance. Twenty percent of each grant vests annually on anniversary date of the grant (assuming the recipient is still in our employ). Vesting expires 90 days after termination of employment and one (1) year after death, disability or retirement. Upon a change of control, any restriction period will expire immediately and the employee will hold the restricted stock free of any restrictions.

Based on its subjective judgment, the Committee annually establishes the awards to the executive officers under the 2005 Restricted Stock Grant Plan based on the salary level of each employee. The Committee, in its discretion, may also award stock grants to newly hired employees and to employees who are promoted. These awards are reflected in the Summary Compensation Table and the Grants of Plan Based Awards Table for our Named Executive Officers.

1999 Employee Stock Option Plan. The 1999 Employee Stock Option Plan helps us to enhance the link between the creation of shareholder value and long-term executive incentive compensation, to provide an opportunity for increased equity ownership by executives and to maintain competitive levels of total compensation. Since the establishment of the 2005 Restricted Stock Grant Plan, the Committee has not awarded any stock options. Currently, the Committee anticipates that stock option awards for officers will be primarily used for newly hired or promoted executives. Options are awarded at the current closing price of our common stock on the date of the grant. The options granted vest at a rate of 20% per year over the first five years of the ten-year option term. Prior to the exercise of an option, the holder has no rights as a shareholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. Vesting and exercise rights expire 90 days after termination of employment and one (1) year after death, disability or retirement. In the event of a change of control of the Company, each outstanding option will become fully vested and immediately exercisable.

Retirement and Other Benefits. All of our employees are eligible to participate in our Retirement Plan & Trust and the Profit Sharing (401k) Plan.

Retirement Plan & Trust. Under the Retirement Plan & Trust, all full or part-time employees who have completed five continuous years of employment with us, including the Named Executive Officers, earn the right to receive certain benefits upon retirement at the normal retirement age of 65 or upon early retirement on or after age 55. Retirement benefits are calculated as the product of 1% times the years of service multiplied by the final average eligible pay for the five highest consecutive years. If the employee retires between the ages of 55 and 64, the amount of benefits is reduced such that if the associate retires at age 55, he or she will be entitled to 50% of the accrued benefits. The benefits are not subject to a deduction for Social Security or other offset amounts. Of the Named Executive Officers, Mr. Woodford and Mr. Fryman are eligible for early retirement benefits under the Retirement Plan.

Profit Sharing (401k) Plan. Our Profit Sharing (401k) Plan is available to all employees, including the Named Executive Officers. We match 100% of the first 6% of pay that is contributed by an employee to the plan. All employee contributions to the plan are fully-vested upon contribution, and matching contributions are vested after 3 years of service. We may, at our discretion, make a profit sharing contribution to the plan. We have not made a profit sharing contribution since we added the 401(k) feature to the plan.

Stock Gift Program. We provide gifts of shares of our common stock to our full time employees, including the Named Executive Officers, who have completed at least 15 years of service. Under the Stock Gift Program, participants may be awarded an increasing number of shares of common stock for each five-year anniversary starting with 15 years for their continued dedicated service to the Company.

Report of the Compensation Committee

The Compensation Committee of our Board of Directors is composed of three members who are independent, outside directors as defined under NASDAQ rules. The Compensation Committee has furnished the following report:

We determine the total compensation of the Company's CEO. With input from the CEO, we also determine the total long-term compensation of the other executive officers and the total short-term and long-term compensation of the directors. We do not have power to delegate our authority. We do not have a charter.

Please refer to "Compensation Discussion and Analysis" above for a more thorough discussion of the Company's philosophy and procedures. We have reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review of the Compensation Discussion and Analysis and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement for its 2008 Annual Meeting of Shareholders.

Dated: March 28, 2008

William Arvin, Chairman
Henry Hinkle
Theodore Kuster

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by our CEO, our chief financial officer, and each of our three most highly compensated executive officers other than the CEO and chief financial officer.

Summary Compensation Table

Name & Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
Louis Prichard President, CEO	2007	$200,000	$ -	$4,729	$7,920	$40,000	$12,189	$24,958	$289,796
	2006	185,000	-	1,537	7,410	46,250	12,751	21,361	274,309
Gregory J. Dawson CFO	2007	93,085	-	2,229	1,326	16,755	10,077	7,715	131,187
	2006	90,155	2,700	724	1,449	22,719	11,190	6,369	135,306
Norman J. Fryman VP, Sales & Service	2007	122,183	-	2,229	1,530	18,327	28,776	9,632	182,677
	2006	118,051	-	724	1,833	22,303	25,249	7,886	176,046
B. Proctor Caudill, Jr., Special Project Manager	2007	102,500	-	-	-	15,375	7,429	15,912	141,216
Buckner Woodford Chairman	2007	84,870	-	2,229	3,060	12,731	37,470	15,566	155,926
	2006	82,800	-	724	3,540	15,566	48,273	13,603	164,506

(1) Represents compensation for work done on special project.

(2) The amounts under this column represent the FAS 123(R) expense relating to each Named Executive Officer's previously issued restricted stock awards which we recognized during 2007. The restricted stock will vest ratably over a five-year period. For additional information relating to the assumptions made by us in valuing these awards for 2006, refer to Note 14 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007. The grant date fair value of each restricted stock awarded in 2006 was $29.25 and in 2007 was $31.00.

(3) The amounts under this column represent the FAS 123(R) expense related to each Named executive Officer's previously granted stock options which we recognized during 2007. The stock options will vest ratably over a five-year period. For additional information relating to the assumptions made by us in valuing these awards for 2007, refer to Note 14 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007. These amounts do not necessarily equate to the income that will ultimately be realized by the Named Executive Officers for these awards. The grant date fair value of each stock option granted in 2002 was $26.00, in 2003 was $25.50, in 2004 was $33.90 and in 2005 was $30.50.

(4) Represents cash payments from satisfaction of the performance goals under the MIP plan.

(5) Represents change in value of pension benefits.

(6) The amounts reflected in this column for the Named Executive Officers include (i) premiums paid for life insurance, a car allowance for Mr. Prichard and (ii) the following perquisites and personal benefits:

Benefit	Mr. Prichard	Mr. Dawson	Mr. Fryman	Mr. Caudill	Mr. Woodford
401(k) Match(1)	$15,333	$6,963	$8,723	$7,195	$6,581
Director Fees	7,900	0	0	7,900	8,300

(1) We matched 100% of the first 6% of pay that was contributed by each Named Executive Officer to the 401(k) plan.

Grants of Plan Based Awards Table

The following table contains information regarding incentive compensation under the Company's MIP plan and the grant of restricted stock under the 2005 Restricted Stock Grant Plan to the Named Executive Officers during the year ended December 31, 2007.

Grants of Plan Based Awards

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards (1) Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Restricted Stock (2)	Grant Date Fair Value of Stock Awards
Louis Prichard						
Restricted Stock	1/2/2007				350	$ 10,850
MIP	1/1/2007	$ 40,000	$ 60,000	$ 80,000		
Gregory J. Dawson						
Restricted Stock	1/2/2007				165	5,115
MIP	1/1/2007	16,755	25,133	33,511		
Norman J. Fryman						
Restricted Stock	1/2/2007				165	5,115
MIP	1/1/2007	18,327	27,491	36,655		
B. Proctor Caudill, Jr.						
Restricted Stock	1/2/2007				165	5,115
MIP	1/1/2007	20,500	30,750	41,000		
Buckner Woodford						
Restricted Stock	1/2/2007				165	5,115
MIP	1/1/2007	16,974	25,461	33,948		

(1) Represents the three potential management incentive plan compensation amounts that could be paid to the individual Named Executive Office depending upon the Company's 2007 earnings. The Company met the threshold level, so each Named Executive Officer received the amount indicated under the "Threshold" column.

(2) Awards of restricted shares of our common stock in 2007 under our 2005 Restricted Stock Grant Plan. The shares of restricted stock vest ratably over 5-years.

Outstanding Equity Awards Table

Outstanding Equity Awards at December 31, 2007

Name	Option Awards (1) Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards(2) Number of Shares or Units of Stock that Have not Vested	Market Value of Shares or Units of Stock that Have not Vested
Louis Prichard	-	-	-	-	280	8,890
	-	-	-	-	350	11,113
	2,400	600	$ 25.50	1/02/13	-	
	600	400	33.90	1/02/14	-	
	1,600	2,400	30.50	1/03/15	-	
Gregory J. Dawson	-	-	-	-	132	4,191
	-	-	-	-	165	5,239
	1,100	-	20.63	1/12/09	-	
	150	-	24.00	1/03/10	-	
	150	-	23.50	1/02/11	-	
	150	-	26.00	1/02/12	-	
	320	80	25.50	1/02/13	-	
	240	160	33.90	1/02/14	-	
	200	300	30.50	1/03/15	-	
Norman J. Fryman	-	-	-	-	132	4,191
	-	-	-	-	165	5,239
	300	-	24.00	1/03/10	-	
	300	-	23.50	1/02/11	-	
	300	-	26.00	1/02/12	-	
	400	100	25.50	1/02/13	-	
	300	200	33.90	1/02/14	-	
	200	300	30.50	1/03/15	-	
B. Proctor Caudill, Jr.	-	-	-	-	165	5,239
Buckner Woodford	-	-	-	-	132	4,191
	-	-	-	-	165	5,239
	3,600	-	20.63	1/12/09	-	
	500	-	24.00	1/03/10	-	
	500	-	23.50	1/02/11	-	
	500	-	26.00	1/02/12	-	
	800	200	25.50	1/02/13	-	
	600	400	33.90	1/02/14	-	
	400	600	30.50	1/03/15	-	

(1) The stock options vest ratably over a five-year period and have a term of ten-years. In the event of a change of control of the Company, each outstanding option will become fully vested and immediately exercisable.

(2) The shares of restricted common stock vest ratably over a five-year period. In the event of a change in control of the Company, any restrictions will expire immediately and the employee will thereafter hold the shares of common stock without any restrictions.

Option Exercises and Stock Vested Table

The following table sets forth certain information regarding the vesting of restricted stock and the exercise of options by the Named Executive Officers during calendar year 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Louis Prichard	-	-	70	$ 2,170
Gregory J. Dawson	400	$ 11,100	33	1,023
Norman J. Fryman	400	9,900	33	1,023
B. Proctor Caudill, Jr.	-	-	0	0
Buckner Woodford	-	-	33	1,023

Pension Benefits Table

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers under our Retirement Plan & Trust. The values were determined using interest rate and mortality rate assumptions consistent with those used in our financial statements and included the number of years of service credited to each such Named Executive Officer (refer to Note 13 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007).

Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year
Louis Prichard	5.00	$ 49,161	-
Gregory J. Dawson	21.92	75,257	-
Norman J. Fryman	22.17	198,299	-
B. Proctor Caudill, Jr.	1.00	7,429	-
Buckner Woodford	35.33	626,742	-

(1) The amounts in this column were calculated using a present value discount rate of 6.0%, an assumed retirement age of 65 and an assumption that benefits will be paid on a life annuity basis based upon information contained in the 1983 Group Annuity Mortality table. For more information regarding our Retirement Plan & Trust, please refer to our discussion under "Long-Term Incentive Compensation: Retirement Plan & Trust" found above in the section entitled "Executive Compensation - Compensation Discussion and Analysis."

Transactions with Related Persons.

Our operating subsidiary, Kentucky Bank, has had and expects in the future to have banking transactions in the ordinary course of business with our directors and executive officers and their affiliates. All loans to and deposits from such persons or their affiliates have been on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and have not involved more than the normal risk of collectability or other unfavorable features.

Our practice has been that any transaction that would require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the Securities and Exchange Commission, with respect to a director or executive officer, must be reviewed and approved, or ratified, annually by the Board of Directors. Any such related party transactions will only be approved or ratified if the Board determines that such transaction will not impair the involved person's service to, and exercise of judgment on behalf of, the Company, or otherwise create a conflict of interest that would be detrimental to the Company. The transaction relating to Mr. McClain described below has been reviewed and approved or ratified by our Board.

The Company paid The Hopewell Company, Inc., a Kentucky corporation, $263,140 in 2007 for insurance related services it provided to the Company. Ted McClain owns 1/3 of The Hopewell Company, Inc. and is also a director and officer of the company.

Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based solely upon our review of the Forms 3, 4 and 5 filed during 2007, and written representations from certain reporting persons that no Forms 5 were required, we reasonably believe that all required reports were timely filed with the following exceptions: one Form 4 for each of Mr. Fryman, Mr. Hinkle and Mr. Van Meter and two Forms 4 for Mr. Woodford. Each Form 4 was filed after the prescribed due date.

Report of the Audit Committee.

The Audit Committee of the Board of Directors has furnished the following report:

The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board. A copy of our Audit Committee Charter is attached to this proxy statement as **Annex A**. The Audit Committee will review and reassess the Charter annually and recommend any changes to the Board for approval.

Management is responsible for the preparation of the Company's financial statements. The registered public accounting is responsible for the audit of the financial statements. The Audit Committee is responsible for overseeing the Company's overall financial reporting process. In fulfilling its responsibilities for the financial statements for fiscal year 2007, the Audit Committee:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2007 with management and Crowe Chizek and Company LLC ("Crowe Chizek"), the Company's independent registered public accounting firm at the time of the audit;

- Discussed with Crowe Chizek the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct, scope and results of the audit; and

- Received written disclosures and the letter from Crowe Chizek regarding its independence as required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with Crowe Chizek such firm's independence. The Audit Committee also discussed with management and Crowe Chizek the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee discussed with the independent auditors their audit plans, audit scope and identification of audit risks.

Based on the Audit Committee's review of the audited financial statements and discussions with management and Crowe Chizek, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Robert G. Thompson, Chairman
Betty J. Long   Ted McClain   Edwin S. Saunier

Appointment of Independent Registered Public Accounting Firm.

On the recommendation of the Audit Committee, the Board engaged Crowe Chizek as its independent registered public accounting firm for the fiscal year ending December 31, 2008. Crowe Chizek will have one or more representatives at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm.

Preapproval Policies and Procedures. The Audit Committee's policy is to approve in advance all audit fees and terms and non-audit services permitted by law to be provided by the external auditors. In accordance with that policy, the committee annually pre-approves a list of specific services and categories of services, including audit, audit-related and non-audit services described below, for the upcoming or current fiscal year, subject to specified cost levels. Other services include:

- Consultation regarding financial accounting and reporting standards;
- Discussions related to accounting for proposed acquisitions;
- Discussions regarding regulatory requirements;
- Consultation concerning tax planning strategies; and
- Audits of benefit plans.

Since the May 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each service provided by our independent accounting firm has been approved in advance by the Audit Committee. None of those services required use of the de minimis exception to preapproval contained in the SEC's rules.

Fees and Related Disclosures for Accounting Services. The aggregate fees we incurred for professional services rendered by Crowe Chizek were as follows:

Audit fees - Fees for the financial statement audit and the review of the Company's Form 10-Q's were $114,000 for 2007 and $115,000 for 2006.

Audit related fees - Aggregate fees for all assurance and related services were $16,700 for 2007 and $14,450 for 2006. These fees were incurred for audits of benefit plans.

Tax fees - Fees related to tax compliance, advice and planning were $18,000 for 2007 and $16,000 for 2006.

All other fees - Consulting fees related to acquisitions, profitability and risk management were $3,500 for 2007 and $16,120 for 2006.

All services provided by Crowe Chizek in 2007 and 2006 were approved by the Audit Committee. All fees were approved in accordance with the preapproval policy. The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of the external auditors.

Annex A
Kentucky Bancshares, Inc.
Audit Committee Charter

Statement of Policy

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibility to the shareholders, investment community, governmental bodies and the public relating to the financial statements and the financial reporting process of the Company, the systems of internal accounting and financial controls, the internal audit function, and the annual independent audit of the Company's financial statements. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the Committee, the independent auditors, internal auditor, and the management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel or other experts for this purpose. The Company shall provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

Organization

The Audit Committee shall consist of no fewer than three members, each appointed by the Board. The members of the Audit Committee shall meet the independence requirements of the Nasdaq Stock Market ("Nasdaq"), Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations of the Securities and Exchange Commission ("SEC"). Each member shall be financially literate, as defined by Nasdaq, and at least one member shall be a financial expert, as defined by the SEC. One member will be elected by the Board to chair the Committee.

Authority and Responsibilities

The principal responsibilities of the Audit Committee are to oversee the Company's financial reporting process and report the results of its activities to the Board. Management is responsible for preparing the Company's financial statements. The independent auditors are responsible for auditing those financial statements and report directly to the Audit Committee. In carrying out its responsibilities, the Audit Committee should maintain flexible policies and procedures in order to best react to changing conditions. The Committee should take appropriate actions to set the overall corporate tone for quality financial reporting, sound business risk practices, and ethical behavior.

The Audit Committee shall have direct responsibility and authority to:

- Appoint or replace, determine the funding and compensation for, and oversee the work of the Company's independent auditors (including resolving disagreements between management and the auditor regarding financial reporting);

- Establish pre-approval policies and procedures for, and pre-approve all audit services and permitted non-audit services performed for the Company by its independent auditors in accordance with section 10A(i) of the Exchange Act and the SEC's auditor independence rules;

- Engage and determine funding for independent counsel and other advisors as the Committee determines are necessary to carry out its duties;

- Establish procedures for the anonymous submission of complaints or concerns by the Company's employees regarding accounting, internal accounting controls or auditing matters, and the receipt, retention and treatment by the Company of those complaints and concerns; and

- Consider transactions involving possible conflicts of interest of the Company's directors and senior officers.

In carrying out these responsibilities, the Audit Committee will:

- meet four times per year or more frequently as circumstances require;

- evaluate the qualifications, performance and independence of the independent auditors, including obtaining from the independent auditors and reviewing: (a) a formal written statement delineating all relationships between the auditor and Company, as required by the Independence Standards Board and (b) at least annually a report regarding (i) the independent auditor's internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any such issues, and (iv) all relationships between the independent auditor and the Company. The Committee should actively engage in a dialogue with the auditors and take appropriate action to oversee the independence and performance of the outside auditors;

- ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible;

- discuss with the independent auditor material issues on which the national office of the independent auditor was consulted by the Company's audit team;

- meet with the independent auditors and financial management of the Company to review the scope and plan of the proposed audit for the current year. At the conclusion of the audit, review significant findings and any comments or recommendations of the independent auditors, including the status of previous audit recommendations, together with management's responses;

- review with the independent auditors, the internal auditor and financial management the adequacy and effectiveness of the accounting and financial controls of the corporation, and any special steps adopted in light of material control deficiencies; and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable;

- review the internal audit function of the Company confirming and assuring the objectivity and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the independent auditors;

- receive a summary of findings from completed internal audits and a progress report on the proposed internal audit plan with explanations for any deviations from the original plan or any difficulties encountered in the course of audit work;

- review and discuss each quarterly earnings release with management and the independent auditors prior to the distribution of the release to the public (which, if appropriate, may be performed by the Committee chair);

- review and discuss with management and the independent auditors the Company's annual audited financial statements, including the disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K;

- review and discuss with management and the independent auditors the Company's quarterly financial statements before the filing of its Form 10-Q, including results of the independent auditors' review of quarterly financial statements;

- review and discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles;

- review and discuss quarterly reports from the independent auditors on: (i) all critical accounting policies and practices to be used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and (iii) other written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences;

- review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual 10-K and quarterly 10-Q reports about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls;

- meet periodically with the independent auditors, internal auditor and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Audit Committee;

- inquire of management, the independent auditors and internal auditor about significant risks or exposures and assess the steps management has taken to minimize such risks for the Company;

- meet periodically with in-house compliance personnel and, as appropriate, with outside legal counsel, about significant risks and exposures, assess the steps management has taken to minimize such risks to the Company, and consider the adequacy of disclosure in the Company's financial statements;

- instruct management and the independent auditors that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditors is to the Board and the Committee, as representatives of the Company's shareholders;

- submit the minutes of all meetings of the Audit Committee to, and discuss significant results of the foregoing activities with, the Board of Directors; and

- review and reassess the adequacy of this charter annually or as otherwise appropriate.

Office Locations:

Bourbon Banking Center 859-987-1795
401 Main Street
Paris, KY 40361

Lexington Road Office 859-988-1300
2021 S. Main Street
Paris, KY 40361

North Middletown Office 859-362-4554
3287 N. Middletown Rd.
North Middletown, KY 40357

Versailles Office 859-873-9400
520 Marsailles Rd.
Versailles, KY 40383

Winchester Main Office 859-744-1632
24 W. Lexington Ave.
Winchester, KY 40391

Colby Road Office 859-744-3825
1975 Bypass Rd.
Winchester, KY 40391

Nicholasville Office 859-885-6028
714 S. Main Street
Nicholasville, KY 40356

Wilmore Office 859-858-3993
108 E. Main Street
Wilmore, KY 40390

Blossom Park Office 502-863-5522
260 Blossom Park Dr.
Georgetown, KY 40324

Showalter Office 502-863-9400
103 W. Showalter Dr.
Georgetown, KY 40324

Cynthiana Downtown Office 859-234-1440
308 N. Main Street
Cynthiana, KY 41031

Cynthiana US 27 Office 859-234-3363
939 US Hwy. 27 South
Cynthiana, KY 41031

Flemingsburg Road Office 606-784-6973
1500 Flemingsburg Rd.
Morehead, KY 40351

Downtown Morehead Office 606-780-0535
400 W. First Street
Morehead, KY 40351

Sandy Hook Office 606-738-5163
Main and Jane Streets
Sandy Hook, KY 41171

Kentucky Bank's Commitment to Customers

- We will treat you with courtesy and respect.
- We will provide you with consistent, outstanding service throughout the bank.
- We will treat your personal information with the highest degree of confidentiality and privacy.
- We will always look for ways to exceed your expectations.



2007 Annual Report

END

P.O. BOX 157 • PARIS, KENTUCKY 40362-0